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05005467

Follow-Up Materials

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Frutarom

*CURRENT ADDRESS

PROCESSED
JAN 3 1 2005
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4357 FISCAL YEAR 12-31-03

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12-31-03














Annual Report 2003

Table of Contents

Company Profile 3

Letter to the Shareholders 5

Directors Report to the Shareholders 9

Financial Statements in U.S. Dollars 25

- Auditors' Report 27
- Balance Sheets 28
- Statements of Income 30
- *Statement of Changes in Shareholders' Equity* 31
- Statements of Cash Flows 33
- Notes to Financial Statements 35
- Appendix: Details of Subsidiaries 74

Effect of Material Differences Between GAAP in Israel and in the USA 75

Periodic Report 81

Consolidated Profit & Loss by Quarter 91

Members of the Board of Directors 92

Company Profile

Frutarom was established in 1933 with the encouragement and assistance of Professor Haim Weizman, as one of Israel's earliest industrial enterprises. Today, Frutarom is a leading multinational company, based in Israel, which creates, produces and markets flavor and fragrance materials and botanical extracts. A wide range of quality products are created and produced at many sites worldwide for customers in the food, beverage, flavor, fragrance, pharmaceutical, nutraceutical, food additive, health food and cosmetic industries.

Frutarom works through two main global divisions: Flavors and Fine Ingredients. The Flavors Division creates, produces and markets flavors, seasonings and spice blends, and fragrances. The Fine Ingredients Division develops, produces and markets flavor and fragrance materials produced from citrus oils and is a world leader in the field. Frutarom's Fine Ingredients Division also develops, produces and markets natural and synthetic aroma chemicals, botanical extracts and natural products including nutraceuticals, gums, stabilizers and specialty chemicals.

As a company with traditions and a history, but which also embraces technological innovation and looks to the future, Frutarom invests considerable resources in research and development both in its traditional activities and in new fields. The Company's R&D departments in Israel and throughout the world continually work to develop new and unique products. Today, Frutarom is involved in the field of biotechnology: developing, producing and marketing raw materials in the peptide field intended for the pharmaceutical industry that produces through biotechnological processes, and in natural materials produced from algae by biotechnological methods.

Over the last decade, Frutarom has been successfully implementing a growth strategy that combines organic growth in core activities with acquisitions of activities and knowhow in the Company's main fields of activity and in important strategic geographic targets. This strategy aided Frutarom in achieving a most impressive revolution and go from being a small Israeli company to a leading multinational. The Company's annual sales turnover has grown from US$ 10 million at the beginning of the 1990s to US$ 75 million three years ago. This year, after completing the acquisition of the Swiss Emil Flachsmann company, sales reached US$ 143.7 million. Similarly, the number of employees has grown from about 100 a decade ago to about 800 today. Frutarom will continue to implement its growth and expansion strategy with the aim of reaching a sale turnover of US$ 300 million and being counted among the ten leading companies in the world in the field of flavors and fragrances, within three years.

The global marketing and production systems established over the last ten years transformed Frutarom into a company with a global spread, with production facilities in Israel, the USA, the UK, Switzerland, Denmark, Russia, Turkey, China, and Romania, plus marketing offices in France, Germany, Hungary, Ukraine, Kazakhstan, Brazil, India, and Hong Kong. Frutarom's products are sold to over 2,000 customers, including world leaders in their fields, in over 85 countries.

Frutarom is a subsidiary of an American company, ICC Industries Inc. Frutarom Industries Ltd. is a public company whose shares are registered for trade on the Tel Aviv Stock Exchange. Since January 1, 2003, Frutarom's share has been included in the Exchange's index of the top 100 shares on the Israeli market.

Dear Shareholder,

2003 was a landmark in Frutarom's 70 year journey. In recent years, Frutarom has grown substantially from a small manufacturing plant producing agriculturally-based flavors and essential oils, to a leading multinational company developing, producing and marketing flavor ingredients and natural plant extracts for the food, beverage, flavor, fragrance, pharmaceutical, health and functional food, nutraceutical and cosmetics industries.

The financial results presented in 2003 reflect achievement of the vision and goals we set for ourselves a decade ago: positioning Frutarom as one of the global leaders in our field, and becoming, within a few years, one of the ten largest companies in the world in the flavor and fragrance arena, along with constantly improving our performance and our financial results, and creating value for our shareholders. As in each of the past three years, in 2003 we have again successfully maintained the positive trends characterizing our activity: sales growth accompanied by growth in market share, profitability and profit. We also continued to consolidate and strengthen our standing as a leading global company.

We are pleased to share with you Frutarom's results for 2003, which were accomplished through organic growth in Frutarom's core activities, including the strategic acquisition of the Swiss company, Emil Flachsmann AG.

Frutarom's outstanding achievements should chiefly be credited to our managerial team and employees, who diligently develop and market new technologies and products, enabling us to deepen and consolidate our global

activity and dispersal as well as our standing as a leading supplier to the large multinational companies in our field.

In June we completed the acquisition of Flachsmann in Switzerland. The most significant acquisition made by Frutarom to date, this constitutes a leap forward for the Company as one of the leading multinational companies in the flavor and fragrance field. The acquisition complemented Frutarom's geographic reach (primarily in Europe and the Far East), expanded the product range that Frutarom offers its customers, and markedly improved Frutarom's capabilities in research, development, operations and production. Immediately upon completing the purchase, we moved to integrate Flachsmann into Frutarom's global organization to take advantage of the considerable synergy within the two companies, and to leverage these new capabilities for the entire Frutarom Group's benefit. Eight months after the acquisition, we are pleased to say that the merger and reorganization of Flachsmann has succeeded, and the added value to the Frutarom Group is already being felt throughout our activity.

The purchase of Flachsmann is another factor in achieving our goal: turning Frutarom into one of the ten leading companies in the world in the flavor and fragrance industry.

This year, the stock market also gave Frutarom recognition for the good results and performance achieved steadily over the last four years, making 2003 a turning point in Frutarom's standing on the Tel Aviv Stock Exchange. At the beginning of 2003, Frutarom was included in the prestigious Tel Aviv 100 Index, and during the year our share achieved a 250% return (some 200% over the average growth rate in

the Tel Aviv 100 Index). This made Frutarom one of the outstanding shares on the Tel Aviv Stock Exchange. We will do our best to justify the trust that the stock market has given us and to continue creating value for you, the shareholder.

In 2003, we succeeded in achieving handsome results and showed improvement in all parameters: sales, profitability and profit, in spite of the competitive market and a global economy that is still wallowing in recession. Our sales turnover grew 31.5% this year to reach US$ 143.7 million. Gross profit rose 37.7% to reach US$ 46.4 million, and gross profitability rose from 30.8% in 2002 to 32.3%. Net profit grew sharply, 51.7%, to total US$ 8.9 million, showing net profitability of 6.2% compared with 5.4% in 2002. The continued growth in net profit derives mainly from the ongoing improvement in product mix, to which the steady growth in the Flavors Division's portion of Frutarom's sales (48.8% in 2003 compared with 28.4% in 1999) contributed notably.

Frutarom will continue to grow its profitable core activities at an accelerated rate and to implement the strategy that has guided the Company through the past decade. Frutarom's management constantly works to find and analyze potential acquisitions, mainly in countries where Frutarom is already active. We are confident that we know how to make further strategic acquisitions that will serve as an additional foundation for Frutarom's future development. In parallel, we will continue to invest in consolidating and deepening our activity, mainly in strategic markets where we have established plants; research, development and applications centers; and sales and marketing offices. A special emphasis is placed on research

products will all be building blocks for Frutarom's continued development and growth strategy.

Our deep commitment to those who accompany us in our progress will persist. We are certain that in cooperation with our employees, with the leadership of the Company's management and the ongoing support of our shareholders, Frutarom will continue to develop and expand, supply quality products to our many loyal customers worldwide and provide them with excellent service, and successfully meet our goal to become one of the ten leading companies in the world in the flavor and fragrance industry.

We believe that 2004, which we have declared a year of integration and synergy exploitation, will be marked by the Frutarom Group's continued success, growth, achievement and progress in realizing our vision. This year we will continue to meet our commitments to our customers, our employees and our shareholders.

Very sincerely,

Dr. John J. Farber
Chairman
The Board of Directors

Ori Yehudai
President & CEO

Haifa, February 26, 2004

FRUTAROM INDUSTRIES LTD.
DIRECTORS REPORT TO THE SHAREHOLDERS
FOR THE PERIOD ENDING DECEMBER 31, 2003

General

Frutarom Industries Ltd. ("Frutarom" or "the Company") is a multinational company established in 1933 that became a public company in 1996. Frutarom has significant production and development centers on three continents and markets its products to 85 countries worldwide. About 800 employees work at Frutarom throughout the world.

2003 was a record year for Frutarom. Frutarom continued its trend of increased sales, profitability and profits, which has been sustained for over four consecutive years (17 quarters). During 2003, Frutarom continued to successfully implement its strategy for rapid growth, combining natural growth in its core business with acquisitions of activities and knowhow in its main fields of business and in strategic geographical areas, while focusing on expanding and deepening its activity at existing sites.

As part of Frutarom's realization of this strategy, on June 16 Frutarom completed its purchase of the Swiss company, Emil Flachsmann AG ("Flachsmann"). During the third and fourth quarters, Frutarom worked to merge Flachsmann's activity with its own in order to take advantage of the considerable synergy existing in their complementary activities. Flachsmann and Frutarom's research and development teams began cooperating, enriching each other's knowledge and developing new and innovative products. Operations and production staff put into operation management's decision to unify the production systems, and are acting to achieve optimal advantage and efficiency from Frutarom's production capacity, which grew substantially following the acquisition. Marketing and sales organizations merged, taking best advantage of Frutarom's and Flachsmann's advantages in each country. The entire Frutarom Group's customer base was expanded to include leading multinational food and pharmaceutical producers, primarily in Western Europe (especially in Switzerland and Germany) as well as in East Asia (mainly in Korea and Japan). The merger of the activities and utilization of the synergy between the companies is expected to yield, over and beyond sales growth, considerable savings in the merged companies' expenses, which will be reflected in and contribute to Frutarom during the coming years. The acquisition of Flachsmann constitutes a substantial step forward in Frutarom's path, and complements its global geographic dispersal, product range and customer base. The acquisition adds considerably to Frutarom's positioning as one of the leading companies in its field in the world.

Frutarom has fully consolidated the results of Flachsmann's activity as of the second half of 2003 in the financials for the year 2003.

During the last quarter, the Flavors Division, which is the more profitable of Frutarom's activities, continued the positive trend of rapid activity growth that has characterized its activity in recent years, while achieving impressive growth in most of its subsidiaries worldwide. The activity in the UK grew considerably and quick growth continued in Russia, Ukraine, Kazakhstan, Turkey and China, countries with a high growth level where processed foods consumption is growing at a higher rate than the global average. All of these contributed to the continued improvement in Frutarom's profitability and profits, and is expected to contribute to the Company's long term growth.

Frutarom's sales for the year 2003 totaled US$ 143.7 million, growing 31.5% compared with 2002. (After deducting the sales of the company purchased, Flachsmann, sales grew 14.9% compared with 2002 to reach US$ 125.6 million.) Gross profit for the period rose 37.7% to reach US$ 46.4 million and gross margin rose from 30.8% to 32.3%. Operating profit rose 33.5% to US$ 13.7 million. Net profit rose sharply by 51.7% to reach US$ 8.9 million compared with US$ 5.9 million in 2002. Net profitability also rose, reaching 6.2% compared with 5.4% last year.

During the fourth quarter of 2003, Frutarom's sales totaled US$ 40.8 million, growing 61.1% compared with the fourth quarter of 2002. Fourth quarter sales, after deducting the consolidation of Flachsmann's results, grew 25.6% compared with the same quarter in 2002 to reach US$ 31.8 million. Gross profit for the quarter rose 80.5% to reach US$ 13.2 million and gross margin rose from 28.8% to 32.3%. Operating profit rose 67.8% to US$ 2.4 million. Net profit rose sharply by 197.9% to reach US$ 1.7 million compared with US$ 0.6 million in 2002. Net profitability also rose, reaching 4.2% compared with 2.3% last year.

On July 15, Frutarom raised US$ 11.6 million in a private placement of the Company's shares to leading institutional investors. The monies raised were used to reduce Frutarom's short term loans.

The Company's equity totaled US$ 60.6 million as at December 31, 2003, compared with US$ 38.8 million as at December 31, 2002. The growth in equity is due to the capital raised and the profit for the year.

The rise in net profit seen for over four years (17 successive quarters) derives from the ongoing growth trend in Frutarom's activity turnover, due to increased sales of Frutarom's core activities and the successful integration of the activities acquired, and the continuing improvement in product mix, contributed to largely by the sustained growth of the Flavors Division's portion of Frutarom's activity (28.4% in 1999 compared with 48.8% in 2003), and the improvement in the Fine Ingredients Division's sales, profitability and profit compared with last year. Also playing a part in the growth in net profit was the Company's policy of closely controlled growth of expense

levels, which devotes resources to growing and consolidating Frutarom's global research, development, sales and marketing systems, in order to provide a foundation for Frutarom's future growth.

Frutarom will continue to implement its expansion strategy through natural growth in its more profitable core activities, and through acquisitions of companies active in fields in which Frutarom already operates, with the aim of becoming one of the ten leading companies in the world in the flavor and fragrance field within a few years.

I. Short Description of the Company and its Business Environment

Frutarom develops, produces and markets flavors, seasonings and seasoning compounds through its Flavors Division. The Company's Fine Ingredients Division develops, produces and markets raw materials intended for the production of flavors and fragrances, as well as botanical extracts and natural products that are used in the flavor, fragrance, pharmaceutical, functional food, nutraceutical and cosmetic industries. In addition, the Fine Ingredients Division produces and markets raw materials in the peptide field, which are intended for use by the biotechnology pharmaceutical industry. Through its subsidiary, Frutarom Trade & Marketing (1990) Ltd., the Company also markets various raw materials not produced by it, to customers in Israel.

Frutarom's products are intended for the food, beverage, flavor, fragrance, pharmaceutical, health and functional food, nutraceutical, and cosmetic industries.

Frutarom's products are produced at its plants in Israel, the USA, Switzerland, the UK, Denmark, China and Turkey, and sold on five continents to over 85 countries. The Company's international marketing organization includes its marketing branches in Israel, the US, Switzerland, the UK, Germany, Denmark, France, Russia, Ukraine, Kazakhstan, Turkey, Canada, Brazil, China, Hong Kong and India. The Company also works through local agents and distributors worldwide.

Fields in Which the Company is Active and Their Characteristics

A. Flavor and Fragrance Industry

The global industry of flavors and fragrances (compounds) and raw materials for producing flavors includes several hundred producers, of which about ten multinational companies are the global leaders in the field. Recent years have been characterized by a trend of consolidation, merger and acquisition, making the field even more concentrated. The large multinationals in the field are Frutarom's main competitors in the field of food flavors, and are among its important customers in the raw materials area.

The global flavor and fragrance market is estimated at US$ 15 billion and is characterized by single digit growth each year in developed markets, and double digit growth in developing markets, including those in which Frutarom established independent activity in recent years, such as Russia, Ukraine, Kazakhstan, Turkey, China, etc. Frutarom's activity in developing markets is expected to continue contributing to growth in sales and profitability, particularly in the Flavors Division.

B. Flavors Industry

The flavors produced by Frutarom are used primarily as the main flavor ingredients in consumables manufactured by the food and beverage industries, such as soft drinks, alcoholic beverages, baked goods, confectionery, ready foods, etc. Most flavors are compounds consisting of numerous assorted raw materials, combined according to formulas developed in Frutarom's laboratories by the Company's research and development staff, usually according to the unique requirements of various customers, and whose blending creates these unique flavors.

Since the flavors produced by the Company play a major role in determining the flavor of the food product to which they are added, they are a vital element in the food product's success or lack thereof. Accordingly, the industry's competition centers on the quality of the product and service, and less on price. Frutarom produces thousands of different flavors for its customers and constantly develops new ones in order to meet the changing needs of the market and the Company's customers, among them the world's leading multinational food manufacturers. Production processes are relatively simple and most resources are invested in researching and developing new products, and adapting them to each customer's unique requirements. The major importance of a physical presence in target markets and of building close, long term relations with customers is well known in this field.

Frutarom continues its policy of intensifying and expanding its global activity in the field of flavors and seasoning compounds—a high profitability sector—while focusing on target markets of strategic importance. Frutarom creates close relations in its target markets with local food manufacturers, cooperating with them on new product development. Frutarom's food engineers accompany these local manufacturers through the development process and contribute to the improvement of their products.

C. Ingredients Industry

The raw materials industry complements the flavors industry and produces raw materials and the various ingredients for flavors and fragrances. Frutarom produces hundreds of different raw materials, most of which are

sold to flavor producers that compete with the Company's Flavors Division, and some of which are unique raw materials used solely by Frutarom's Flavors Division and are not sold to other flavors producers. These unique raw materials give Frutarom a competitive edge in producing certain flavors, with the emphasis on citrus—a field in which Frutarom is considered a global leader.

Frutarom's Fine Ingredients Division is a world leader in the field of flavor extracts and is active in this field in its plants in the USA, the UK and Switzerland.

The competition in this field focuses mainly on the quality of the service and of the products, and on price. As part of the Company's policy to solidify its position as a significant multinational supplier of raw materials to the flavor and fragrance industry, Frutarom continues to invest in developing, producing and marketing new, high added value and highly profitable products.

There is a growing trend in the world of incorporating medicinal plants into foods and beverages (functional foods). This trend partners two of Frutarom's important fields of activity, which possess a relative advantage—flavors and natural botanical extracts—a combination that gives Frutarom a synergetic advantage, which it is working to take advantage of.

D. Dependence on Customers, Suppliers and Raw Material Sources

Frutarom's business is characterized by considerable dispersion. Frutarom uses thousands of raw materials to produce its thousands of assorted products, which are sold to a wide range of customers who are leaders in their fields, in over 85 countries across the world.

The main raw materials purchased by Frutarom are citrus oils and other derivatives of citrus fruit, essential oils, chemicals, seasonings, botanicals, gums, chemicals and phosphates. Frutarom emphasizes and concentrates on the use of natural raw materials to produce natural flavors, which have a high added value. Aside from the raw materials produced by the Fine Ingredients Division, Frutarom purchases raw materials for its own use from a very wide range of suppliers, and most materials have more than one supplier. Frutarom's subsidiaries throughout the world, and particularly in China—which is an important source of raw materials—consolidate and strengthen the Group's purchasing organization and enable access to raw material sources throughout the world.

Frutarom is not significantly dependent on any one of its raw materials suppliers, products or customers.

E. International Dispersal

Since tastes vary in different places and cultures, being active in the field of flavors and fragrances requires a thorough knowledge of local taste in each of the countries in which Frutarom is active. Accordingly, it is very important to have a physical presence in important target markets and to have direct contact with customers. In the last decade Frutarom has acted to substantially expand its geographic dispersal and succeeded in establishing its research, development, production, sales and marketing organizations on a global basis. These organizations promote Frutarom's positioning as one of the leading companies in the world in the field of flavors. Frutarom's subsidiaries in Israel, the USA, the UK, Switzerland, Denmark, Hungary, Germany, China, Turkey, Russia, Ukraine, Kazakhstan and Brazil all work within this framework. Frutarom is working towards establishing subsidiaries in additional countries where it is interested in further supporting its activity.

Frutarom's research and development team constantly works on developing new products in the two Divisions and adapting existing products to the special palate in each of Frutarom's target markets.

II. <u>Results of Activities</u>

Frutarom's sales rose 31.5% during 2003 to total US$ 143.7 million compared with US$ 109.3 million in 2002 and US$ 101.2 million in 2001.

The following contributed to the growth in sales:

A. The successful merger of Flachsmann Switzerland and its subsidiaries in Germany, Denmark, and Hungary with the Frutarom Group's global activity. Flachsmann's activity complements Frutarom's in its geographic spread (Flachsmann had a substantial presence in Western Europe, Scandinavia, Japan and Korea) and its products and target customers. Frutarom continues to realize, utilize and extract the considerable synergy inherent in the complementary Flachsmann and Frutarom activities.

B. The continued accelerated growth trend in recent years in the Flavors Division, the most profitable of the Company's varied activities, due to the consolidation and strengthening of activity in Frutarom's subsidiaries. Frutarom will continue to invest in and strengthen all of the Flavors Division's sites in coming years, and regards this Division as a central element in its development strategy for the future.

C. Continued consolidation and strengthening of Frutarom's global research, development, sales and marketing network, including developing countries

where Frutarom has begun activity in recent years (countries in which the demand for processed food products is double digit).

D. The strengthening of the European currencies.

Sales Development - 2000 - 2003 (US$ million)


150
140
130
120
110
100
90
80
70
60
50
80.5
101.2
109.3
143.7
2000
2001
2002
2003

Frutarom continues to present a steady, continual rise in profitability and profit, which derives mainly from the growth in sales and the ongoing improvement in the Company's product mix. The Flavors Division's multinational activity has contributed markedly to this trend. This Division has grown substantially in recent years as part of a strategy of building and strengthening subsidiaries throughout the world, to which the acquisitions made in the past few years have contributed. The activity of the Flavors Division is the most profitable of Frutarom's activities.

Breakdown of Sales by Activity 1999 - 2003

	1999	2000	2001	2002	2003
Flavors Division	28.4%	32.4%	38.8%	42.3%	48.8%
Fine Ingredients Division	62.8%	59.8%	55.6%	52%	46.7%
Trade & Marketing	8.8%	7.8%	5.6%	5.7%	4.5%

Gross margin rose 37.7% in 2003 to reach US$ 46.4 million compared with US$ 33.7 million during 2002. Profitability rose from 30.8% to 32.3% this year.

Selling, administration and general expenses for 2003 totaled US$ 32.7 million compared with US$ 23.5 million in 2002. The increase in expenses derives mainly from the merger of the Flachsmann Group's activity, from the second half of the year, the growth in activity and the continued consolidation of Frutarom's global network.

Operating profit for 2003 continued the upward trend of past years to reach US$ 13.7 million, growing 33.5% compared with 2002.

Finance expenses for the year totaled US$ 1.1 million compared with US$ 1.6 million in 2002. The decrease, which comes despite the addition of Flachsmann's activity, derives from lower basic global interest rates, and exchange differences of balances that are not in US dollars.

Profit before tax for 2003 rose 46.3% to US$ 12.7 million compared with US$ 8.7 million in 2002. Profitability rose to 8.8% compared with 7.9% in 2002.

Tax on income for 2003 totaled US$ 3.8 million compared with US$ 2.8 million last year. The tax rate for 2003 is 29.8% compared with 32.3% in 2002.

Net profit for the year grew 51.8% compared with 2002 and 212% compared with 2001, reaching US$ 8.9 million compared with US$ 5.9 million during 2002 and US$ 4.2 million in 2001. Profitability also grew, to reach 6.2% compared with 5.4% in 2002 and 4.2% in 2001.

Frutarom will continue acting to sustain this positive trend in profitability and profit by: (1) continuing to grow sales; (2) continuing to grow the relative share of the Flavors Division (the more profitable of Frutarom's activities) in Frutarom's total activity; (3) introducing new products with higher than average profitability to the Fine Ingredients Division's production and marketing systems; and (4) continuing to make strategic acquisitions of companies and activities in fields and locales where the Company already has activity, and rapidly and efficiently merging them into Frutarom's global network, taking maximum advantage of the synergy between the acquired activities and Frutarom's existing activities.

Profit Development - 2000 - 2003 (US$ million)


50
45
40
35
30
25
20
46.4
33.7
30.9
22.9
2000
2001
2002
2003
Gross Profit


15
14
13
12
11
10
9
8
7
6
5
13.7
10.2
8.8
6.7
2000
2001
2002
2003
Operating Profit


15
14
13
12
11
10
9
8
7
6
5
4
5
6.3
8.7
12.7
2000
2001
2002
2003
Profit before Tax


10
9
8
7
6
5
4
3
3.6
4.2
5.9
8.9
2000
2001
2002
2003
Net Profit

III. Financial Status

Total assets on December 31, 2003 amounted to US$ 142.1 million compared with US$ 92.0 million at December 31, 2002. The consolidation of Flachsmann's assets (US$ 41.4 million) has significantly contributed to this growth.

The Company's current assets totaled US$ 73.0 million compared with US$ 51.7 million at the end of 2002. The main contributors to the growth in current assets were the growth of US$ 8.4 million in receivables and US$ 9.9 million in inventory. Most of the increase in current assets derives from the consolidation of Flachsmann's current assets of US$ 13.8 million and the growth in Frutarom's activity.

Fixed assets minus accumulated depreciation and net other assets totaled US$ 66.4 million on December 31, 2003, compared with US$ 40.3 million at the end of 2002. Most of the increase in fixed assets comes from the consolidation of Flachsmann's fixed assets of US$ 25.1 million.

IV. Liquidity

During 2003, cash flow from operating activity reached US$ 10.5 million compared with US$ 10.7 million in 2002 and US$ 8.8 million in 2001. This positive cash flow, as well as the growth in activity and the requirement for working capital, was achieved by reducing receivables days and the number of inventory days.

V. Sources of Finance

A. Equity

The Company's equity at December 31, 2003, totaled US$ 60.6 million (42.6% of the total balance sheet) compared with US$ 38.8 million (42.2% of the total balance sheet) on December 31, 2002. The growth in the Company's equity during 2003 derives mainly from the capital raised (US$ 11.4 million) and the profit for the year, in the amount of US$ 8.9 million.

B. Long Term Loans Including Current Maturities of Long Term Loans

The average scope of long term credit from banks at December 31, 2003 totaled US$ 41.8 million. During the same period last year, the Company had US$ 28.4 million at its disposal. Most of the growth in long term credit comes from the long term credit of the Flachsmann activity that was acquired.

C. Short Term Loans Excluding Current Maturities of Long Term Loans

The average scope of short term credit from banks as at December 31, 2003 totaled US$ 1.0 million. During the same period in 2002, the Company had US$ 1.1 million at its disposal.

D. Credit From Suppliers and Customers (Annual Average)

The average scope of credit from suppliers and other creditors at December 31, 2003 was US$ 29.0 million (US$ 21.0 million at December 31, 2002). On December 31, 2003, the Company granted average credit of US$ 28.9 million to receivables (US$ 23.2 million during 2002). Most of the growth results from the consolidation of Flachsmann and activity growth.

VI. Disclosures about Market Risk

A. General

The Company's business is characterized by considerable dispersion. Through its two Divisions, the Company produces thousands of products intended for hundreds of customers throughout the world, using hundreds of raw materials purchased from a wide range of suppliers worldwide. As stated, the Company is not significantly dependent on any of its customers, products or suppliers.

B. Responsibility for the Company's Market Risk Management

The Chief Financial Officer is responsible for managing market risk as relates to exchange rates and interest. The Managers of the two Divisions are responsible for managing market risk as it relates to changes in raw material prices. The Company's Management and Board of Directors are updated on significant changes in the Company's exposure to various risks, and conduct discussions as needed.

C. Description of Market Risk

1. Raw Material Price Risks

Many of the raw materials used by the Company are natural products, which are seasonal. The Company purchases these for stock, generally during the season. Purchases are made out of season when necessary, sometimes at higher prices. The Company does not normally make futures transactions. The Company is exposed to price changes in raw materials it uses in accordance with global price trends for these materials. The Company's Purchasing Department maintains an ongoing follow up on material prices. Selling prices of the Company's products are adjusted, as needed and as possible, to significant and lengthy fluctuations in raw material prices.

2. Currency Risks

The Company's sales worldwide are conducted in US dollars, Pounds Sterling, Swiss Francs and in Euros to some Western European countries. In Israel, sales are in New Israeli Shekels. The fact that raw material purchases for Frutarom's production are also conducted in various currencies reduces currency exposure. Currency exposure is reviewed as needed, at least on a quarterly basis. The Company does not generally take external hedging actions or use other financial instruments for protection against currency fluctuations.

3. Interest Risk

The Company's loans, short and long term, are linked to the US dollar, the Pound Sterling and the Swiss Franc (according to the activity in which the owing company is active), and bear variable Libor interest. The Company's policy is to not take protective steps against possible interest rises. The terms of some of the Company's loans allow it to repay loans and occasionally change the loan currency and interest rates based on its own judgment and changing market conditions.

As of the date of the balance sheet the Company did not hold any options.

D. The Company's Policy Regarding Risk Management

1. The Company attempts to reduce currency exposure, whether economic or accounting, by balancing commitments and assets in each of the various currencies in which the Group operates.

2. The Chief Financial Officer is responsible for managing the Company's currency exposure. The Company's policy does not determine any limit, quantity-wise, for the exposure described above. The exposure level is checked on a regular basis by the Company's Accounting Department. The Managers of the Divisions are responsible for managing market risk as it relates to changes in raw material prices. Ongoing follow up is conducted in this area and there is no limit, quantity-wise. Unusual occurrences, such as sharp devaluation trends in a target country or price change trends in important raw materials that may influence the Company's activity, are reported to the Board of Directors.

In 2003 and the report period there were no changes to the risk management policy.

E. Supervision of Risk Management Policy and its Implementation

Discussions on implementing the risk management policy as relates to currency exposure and interest are conducted by the Company's management once each quarter. The Chief Financial Officer reports to the Board of Directors at the end of each year on this subject. Exposure to raw material prices is checked by the Purchasing Department and management of the Divisions on a regular basis, and the Board of Directors receives reports as the situation warrants.

In 2003 and the report period there were no significant deviations from the planned policy.

The Company does not use financial instruments for its protection.

F. Linkage Basis Report (in US$ 000)

Consolidated Balance Sheets by Main Currencies

As at December 31, 2003 (USD 000)

	USD	GBP	Euro	CHF	Other Currencies	NIS	Total
Assets							
Cash and equivalents	2,137	1,550	0	687	568	150	5,092
Customers	9,598	3,970	2,417	2,834	3,118	7,595	29,532
Other debtors	2,753	748	412	578	565	774	5,830
Inventory	17,013	4,949	-	6,740	3,879		32,581
Other, Long term				2,643			2,643
Fixed assets, net	24,718	6,315		25,139	956		57,128
Other assets, net	2,019	7,315					9,334
Total	58,238	24,846	2,829	38,621	9,086	8,519	142,140
Liabilities							
Bank credit	202				160	641	1,003
Supplier	4,687	2,253	1,539	1,548	452	3,876	14,355
Other creditors	1,140	2,010	178	5,638	751	7,810	17,526
Bank loans (including current maturities)	20,236	8,156		13,407			41,800
Employee retirement rights liabilities	775			457			1,232
Deferred taxes	2,341	891		1,192			4,424
Other, Long term	(0)			1,217			1,217
Shareholders equity							60,583
	29,381	13,310	1,717	23,459	1,362	12,327	142,140
Net assets (Liabilities)	28,857	11,536	1,112	15,162	7,724	(3,808)	0

There were no events or significant changes in market risk and risk management after the date of the balance sheet.

VII. External Influences

A. Market Developments

1. The global flavor and fragrance market is characterized by a trend of consolidation, merger and acquisition. Frutarom has in recent years successfully implemented its growth strategy, combining organic growth of core activities with strategic acquisitions of companies and activities synergetic with its activities and in fields and regions where Frutarom is already active. The mergers trend in the global flavor and fragrance field creates attractive opportunities that Frutarom works to take advantage of.

2. The Israeli market has been influenced by the recessionary and slowing trend, which also continued throughout 2003. In this difficult year for the Israeli economy, Frutarom has succeeded in growing its sales and market share.

3. The trend of the global recession and economic situation in important target countries has influenced Frutarom's results to some extent. An improved economic situation in Israel, the USA and other countries will contribute to Frutarom's continued success in attaining its goals.

4. A global production over-capacity exists in the Fine Ingredients Division's main target markets, especially in the field of synthetic aroma chemicals, which intensifies competition and caused price decreases in some of the Division's products. Frutarom diligently develops new products with a higher profitability than the average for the Division's products, and introduces them into production and marketing.

B. Exchange Rate Fluctuations

Frutarom's subsidiaries in Israel have surplus financial assets compared with their financial commitments. This surplus is influenced by real fluctuations in the NIS rate against the US dollar.

The US subsidiary is an autonomous business unit whose activity is conducted in US dollars, and fluctuations in the US dollar exchange rate do not affect its business results. The UK subsidiary is an autonomous business unit whose activity is conducted in Pounds Sterling, and fluctuations in the US dollar exchange rate against the British Pound do not affect its business results. The subsidiary in Switzerland is an autonomous business unit whose activity is conducted in Swiss Francs, and fluctuations in the US dollar exchange rate against the Swiss Franc do not affect its business results.

VIII. The Flachsmann Group Acquisition and Merger

On June 16, 2003, Frutarom, through its subsidiary, Frutarom UK, completed the acquisition of 100% of the share equity of the Swiss company, Emil Flachsmann AG. Flachsmann was established in Switzerland in 1935 and develops, produces and markets flavors and fragrances to the food industry and botanical extracts for the flavor, fragrance, pharmaceutical, nutraceutical and functional food industries.

The acquisition's cost (following adjustment) was CHF 23 million (about US$ 17.9 million).

Since the acquisition, Frutarom has been working to merge Flachsmann within its global organization and to take advantage of the considerable synergy within the two companies' activity, with the focus on unifying and taking mutual advantage of the research, development, production, sales and marketing networks.

The addition of Flachsmann's knowhow, goodwill, skilled personnel, research and development network, production capacity and its quality, customers and market share added in strategic and important locations to the Frutarom Group will contribute substantially to strengthening Frutarom's two divisions and to positioning it as one of the leading companies in the world in its field.

IX. Directors with Accounting and Financial Expertise

A. In accordance with the instructions of the Securities Authority, the Company's Board of Directors has determined that the minimum number of directors with accounting and financial expertise will be set at two. This number takes into account the character of the Company's activity, its complexity and size. The Board believes that this minimum will enable it to meet its obligations according to law and the Company's Articles of Association, and especially relating to its responsibility to check the Company's financial status and to prepare and approve the financial reports.

B. The directors with accounting and financial expertise are:

Dr. John Farber - Ph.D. in chemistry. Serves as chairman of ICC Industries Inc., the Company's parent company. Serves as a director in subsidiaries of ICC Industries Inc.

Mr. John Oram - Accountant and economist. President of ICC Industries Inc. Serves as a director in subsidiaries of ICC Industries Inc. and in Pharmaceutical Formulations Inc.

Mr. Ariel Ginsburg - Extensive experience as a manager of companies. Serves as a director in Bank Leumi LeIsrael Ltd.; B.G. Negev Technologies Ltd.; Ariel Ginsburg Ltd.; Arith Systems Ltd., Arpel Aluminum Ltd.

Mr. Uzi Netanel - Extensive managerial experience. Director in Oil Refineries Ltd., Sinel Industries Ltd., Kefar HaMaccabia Ltd., Phoenix Insurance Company Ltd., Caesarea Vardinon Cooperative Ltd., Tadir-Gan (Precise Instruments) Ltd. Active chairman of Discount Equity Markets until August 2001; partner in Fimi Fund since September 2001.

Mr. Gil Leidner - MBA, LLB. Chairman of investment committee (profit participatory life insurance) - Phoenix Insurance Company Ltd. and serves as a director in New Koppel Ltd. From 1995-2000, served as vice president of Koor Industries Ltd. President of Goren Capital as of 2001.

X. Events Following the Balance Sheet Date

On January 18, 2004, the Company allocated 900,000 shares within the framework of shares for officeholders. The shares will be held by a trustee and will be blocked for the periods and at the rates following: 100% until July 1, 2004, 75% until January 1, 2005, 50% until January 1, 2006 and 25% until January 1, 2007. As of January 1, 2007, all of the shares will be unencumbered.

There were no other significant events following the balance sheet date.

The Board of Directors of the Company held eight meetings during the period under report.

The Board of Directors thanks Frutarom's employees and management for the Company's achievements.

Ori Yehudai President & CEO Member of the Board	Member of the Board

February 26, 2004



Kesselman & Kesselman
Certified Public Accountants (Isr.)
1 Nathanson Street
Haifa 33034 Israel
Telephone +972-4-8605000
Facsimile +972-4-8605001

AUDITORS' REPORT

To the shareholders of

FRUTAROM INDUSTRIES LTD.

We have audited the financial statements of Frutarom Industries Ltd. (hereafter - the company) and the consolidated financial statements of the company and its subsidiaries: balance sheets as of December 31, 2003 and 2002 and the related statement of income, changes in shareholders' equity and cash flows for each of the years ended on those dates. These financial statements are the responsibility of the company's board of directors and management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of the company and consolidated as of December 31, 2001 and for the year ended on that date were audited by other independent auditors, whose report thereon, dated March 13, 2003, was unqualified.

We did not audit the financial statements of consolidated companies, whose assets included in consolidation constitute approximately 5.29% and 4.36% of total consolidated assets as of December 31, 2003 and 2002, and whose revenues included in consolidation constitute approximately 11.46% and 9.5% of total consolidated revenues for the years ended December 31, 2003 and 2002, respectively. The financial statements of the above consolidated companies were audited by other independent auditors, whose reports have been furnished to us, and our opinion, insofar as it relates to amounts included for this company, is based on reports of the other independent auditors.

We conducted our audit in accordance with auditing standards generally accepted in Israel, including those prescribed by the Israeli Auditors (Mode of Performance) Regulations, 1973. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the company's Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the other independent auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of the other independent auditors, the financial statements referred to above present fairly, in all material respects, the financial position - of the company and consolidated - as of December 31, 2003 and 2002 and the results of operations, changes in shareholders' equity and cash flows - of the company and consolidated - for each of the years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in Israel. Furthermore, in our opinion, the financial statements referred to above have been prepared in accordance with the Securities (Preparation of Annual Financial Statements) Regulations, 1993.

Haifa, Israel
February 26, 2004
Kesselman & Kesselman

FRUTAROM INDUSTRIES LTD.

BALANCE SHEETS

	Note	Consolidated		The company	
		December 31		December 31	
		2003*	2002	2003	2002
		U.S. dollars in thousands (note 1b)			
Assets	11				
CURRENT ASSETS:	10				
Cash and cash equivalents	1j	5,092	4,050		
Accounts receivable:	12a				
Trade		29,532	21,109		
Other		5,830	3,804	51	
Inventories	12b	32,581	22,706		
Total current assets		73,035	51,669	51	
INVESTMENTS, LOANS AND LONG-TERM RECEIVABLES:					
Investments, loans and capital notes to consolidated companies	2			60,398	38,703
Long-term receivable	12c	2,643			
		2,643		60,398	38,703
PROPERTY, PLANT AND EQUIPMENT:	3				
Cost		83,005	52,574	1,584	1,584
Less - accumulated depreciation		25,876	21,378	1,445	1,445
		57,129	31,196	139	139
OTHER ASSETS - net of accumulated amortization	4;1f	9,334	9,124		
		142,141	91,989	60,588	38,842

Ariel Ginsburg
Director

Ori Yehudai
President, CEO and Director

Alon Granot
Vice President and CFO

Date of approval of the financial statements: February 26, 2004.

	Note	Consolidated		The company	
		December 31		December 31	
		2003*	2002	2003	2002
		U.S. dollars in thousands (note 1b)			
Liabilities and shareholders' equity					
CURRENT LIABILITIES:	10				
Bank credit	12d	9,103	5,879		
Accounts payable:	12e				
Trade		14,355	10,995		
Other		17,527	8,399	5	16
Total current liabilities		40,985	25,273	5	16
LONG-TERM LIABILITIES:					
Loans and credit from banks (net of current maturities)	5,11	33,700	23,678		
Liability for employee rights upon retirement, net of amount funded	6	1,232	918		
Deferred income taxes	9e	4,424	3,294		
Other	2c	1,217			
Total long-term liabilities		40,573	27,890		
COMMITMENTS AND CONTINGENT LIABILITIES	7				
Total liabilities		81,558	53,163	5	16
SHAREHOLDERS' EQUITY	8	60,583	38,826	60,583	38,826
		142,141	91,989	60,588	38,842

* The data include a consolidation - for the first time - of Flachsmann's balance sheet as of December 31, 2003, see note 2c.

The accompanying notes are an integral part of the financial statements.

FRUTAROM INDUSTRIES LTD.
STATEMENTS OF INCOME

	Note	Consolidated			The company		
		2003*	2002	2001	2003	2002	2001
		U.S. dollars in thousands (note 1b)					
SALES	12f	143,676	109,298	101,204			
COST OF SALES	12g	97,267	75,583	70,292			
GROSS PROFIT		46,409	33,715	30,912			
SELLING, MARKETING, ADMINISTRATIVE AND GENERAL EXPENSES:							
Selling and marketing	12h	21,013	14,198	13,363			
Administrative and general	12i	11,693	9,254	8,768	191	182	156
		32,706	23,452	22,131	191	182	156
INCOME (LOSS) FROM ORDINARY OPERATIONS		13,703	10,263	8,781	(191)	(182)	(156)
FINANCIAL INCOME (EXPENSES) - net	12j	(1,073)	(1,579)	(2,304)	307	(2)	(337)
OTHER INCOME (EXPENSES) - net	12k	72	(4)	(222)	156	156	156
INCOME (LOSS) BEFORE TAXES ON INCOME		12,702	8,680	6,255	272	(28)	(337)
TAXES ON INCOME	9f	3,787	2,805	2,047		20	54
INCOME (LOSS) AFTER TAXES ON INCOME		8,915	5,875	4,208	272	(48)	(391)
SHARE IN PROFITS OF CONSOLIDATED COMPANIES – net	2				8,643	5,923	4,599
NET INCOME FOR THE YEAR		8,915	5,875	4,208	8,915	5,875	4,208
NET INCOME PER NIS 1 OF PAR VALUE OF SHARES	1L	0.21	0.14	0.10	0.21	0.14	0.10

* The data include a consolidation - for the first time - of Flachsmann's results of operations as of December 31, 2003, see note 2c.

The accompanying notes are an integral part of the financial statements.

FRUTAROM INDUSTRIES LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Share capital	Capital surplus	Differences from translation of foreign currency financial statements of subsidiaries (note 1b3)	Retained earnings	Cost of company shares held by subsidiary	Total
	U.S. dollars in thousands (note 1b)					
BALANCE AT JANUARY 1, 2001	12,758	4,866	(63)	12,891	(309)	30,143
CHANGES IN 2001:						
Net income				4,208		4,208
Plan for allotment of company shares to employees of subsidiary (note 1k):						
Purchase of company shares by subsidiary					(295)	(295)
Receipts in respect of allotment of company shares to employees					25	25
Amortization of deferred compensation related to the plan					122	122
Capital surplus adjsutments		(54)				(54)
Differences from translation of foreign currency financial statements of subsidiaries			(105)			(105)
BALANCE AT DECEMBER 31, 2001	12,758	4,812	(168)	17,099	(457)	34,044
CHANGES IN 2002:						
Net income				5,875		5,875
Plan for allotment of company shares to employees of subsidiary (note 1k):						
Purchase of company shares by subsidiary					(417)	(417)
Receipts in respect of allotment of company shares to employees					61	61
Amortization of deferred compensation related to the plan					150	150
Dividend, see note 8d.				(1,445)		(1,445)
Differences from translation of foreign currency financial statements of subsidiaries			558			558
BALANCE AT DECEMBER 31, 2002 - forward	12,758	4,812	390	21,529	(663)	38,826

FRUTAROM INDUSTRIES LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Share capital	Capital surplus	Differences from translation of foreign currency financial statements of subsidiaries (note 1b)	Retained earnings	Cost of company shares held by subsidiary	Total
	U.S. dollars in thousands (note 1b)					
BALANCE AT DECEMBER 31, 2002 – forward	12,758	4,812	390	21,529	(663)	38,826
CHANGES IN 2003:						
Net income				8,915		8,915
Issuance of share capital (see note 8b)	1,181	10,451				11,632
Plan for allotment of company shares to employees of subsidiary (note 1k):						
Purchase of company shares by subsidiary					(225)	(225)
Receipts in respect of allotment of company shares to employees					51	51
Amortization of deferred compensation related to the plan					218	218
Dividend, see note 8d.				(912)		(912)
Differences from translation of foreign currency financial statements of subsidiaries			2,078			2,078
BALANCE AT DECEMBER 31, 2003	13,939	15,263	2,468	29,532	(619)	60,583

(Continued - 1)

FRUTAROM INDUSTRIES LTD.

STATEMENTS OF CASH FLOWS

	Consolidated			The company		
	2003	2002	2001	2003	2002	2001
	U.S. dollars in thousands (note 1b)			U.S. dollars in thousands (note 1b)		
CASH FLOWS FROM OPERATING ACTIVITIES:						
Net income for the year	8,915	5,875	4,208	8,915	5,875	4,208
Adjustments required to reflect the cash flows from operating activities (a)	1,620	4,854	4,587	(7,793)	(4,454)	(4,682)
Net cash provided by (used in) operating activities	10,535	10,729	8,795	1,122	1,421	(474)
CASH FLOWS FROM INVESTING ACTIVITIES:						
Purchase of fixed assets	(3,055)	(2,125)	(5,040)			
Purchase of a company and operations, consolidated for the first time (b)	(13,083)	402	(16,152)			
Proceeds from sale of fixed assets	142	444	60			
Proceeds from sale of marketable securities	2,170					
Purchase of other assets (mainly knowhow)	(111)	(2,080)	(747)			
Loans granted to subsidiaries – net				(11,842)	25	474
Net cash provided by (used in) investing activities	(13,937)	(3,359)	(21,879)	(11,842)	25	474
CASH FLOWS FROM FINANCING ACTIVITIES:						
Issuance of share capital, net of issuance costs	11,632			11,632		
Receipt of long-term bank loans and credit	4,682	4,000	23,368			
Discharge of long-term bank loans and credit	(9,753)	(4,858)	(8,960)			
Short-term bank credit – net	(1,172)	(2,343)	(341)		(1)	
Purchase of company shares by subsidiary – net	(174)	(356)	(270)			
Dividend paid	(912)	(1,445)		(912)	(1,445)	
Net cash provided by (used in) financing activities	4,303	(5,002)	13,797	10,720	(1,446)	
TRANSLATION DIFFERENCES ON CASH BALANCES OF CONSOLIDATED SUBSIDIARIES OPERATING INDEPENDENTLY	141	63	(45)			
INCREASE IN CASH AND CASH EQUIVALENTS	1,042	2,431	668			
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	4,050	1,619	951			
BALANCE OF CASH AND CASH EQUIVALENTS AT END OF YEAR	5,092	4,050	1,619	-,-	-,-	-,-

FRUTAROM INDUSTRIES LTD.

STATEMENTS OF CASH FLOWS

	Consolidated			The company		
	2003	2002	2001	2003	2002	2001
	U.S. dollars in thousands (note 1b)			U.S. dollars in thousands (note 1b)		
(a) Adjustments required to reflect the cash flows from operating activities:						
Income and expenses not involving cash flows:						
Share in profits of investee companies - net				(8,643)	(5,923)	(4,599)
Dividend received from consolidated company				912	1,445	
Depreciation and amortization	5,334	4,022	3,501			
Liability for employee rights upon retirement - net	(145)	194	(93)			
Deferred income taxes - net	49	577	403			
Loss (gain) from sale of fixed assets	1	(68)				
Income from sale of marketable securities	(13)					
Erosion in respect of long-term receivable	(44)					
Exchange differences in respect of principal of long-term loans	(103)					
	5,079	4,725	3,811	(7,731)	(4,478)	(4,599)
Changes in operating asset and liability items:						
Decrease (increase) in accounts receivable:						
Trade	(2,731)	646	(891)		2	
Other	(491)	548	444	(51)		4
Increase (decrease) in accounts payable:						
Trade	373	(321)	985		(11)	(87)
Other	1,429	(900)	(1,000)	(11)	15	(12)
Decrease (increase) in inventories	(2,039)	156	1,238		18	12
	(3,459)	129	776	(62)	24	(83)
	1,620	4,854	4,587	(7,793)	(4,454)	(4,682)
(b) Purchase of company and operations, consolidated for the first time:						
Assets and liabilities of company and operations purchased, at date of acquisition:						
Working capital (excluding cash and cash equivalents)	4,545		5,051			
Long-term receivable	2,469					
Fixed assets and other assets	25,098		10,391			
Long-term liabilities	(16,538)					
Goodwill arising on acquisition			710			
	15,574		16,152			
Less – credit from former shareholders	(2,312)					
	13,262		16,152			

In 2002 the purchase price of the operations purchased in 2001 was corrected at the total amount of $ 733 thousands, out of which an amount of $ 179 thousands and $ 402 thousands was paid in cash in the years 2003 and 2002, respectively; the balance is repayable in 2004.

The accompanying notes are an integral part of the financial statements.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES:

The significant accounting policies, applied on a consistent basis are as follows, as to adoption, for the first time in 2003 of the accounting for impairment of assets, see L. below:

a. General:

1) Information on the activities of the company and its subsidiaries (hereafter – the group).

Frutarom Industries Ltd. (hereafter – the company) operates mainly through the consolidated company – Frutarom Ltd. and the companies under its control. The group focuses mainly in producing raw materials intended primarily for the flavor, fragrance, food, pharmaceutical and cosmetics industries, in producing flavor and fragrance compounds intended for the food, beverage and pharmaceutical industries; Frutarom Ltd. and its subsidiaries are also engaged in selling and marketing raw materials intended mainly for the food, pharmaceutical and cosmetic industries (mainly in the Israeli market). Segment information for the reporting years is presented as part of note 15.

2) In June 2003, the company completed the purchase of full ownership over Emil Flachsmann AG (hereafter – Flachsmann), a Swiss company engaged in developing, and manufacturing flavors and extracts as well as herbal extracts, in consideration for $ 18 million; Flachsmann has subsidiaries in Europe and in Canada. As to data included in the consolidated financial statements as a result of a consolidation for the first time of Flachsmann commencing June 30, 2003, see note 2c.
In February 2001, the group completed the purchase of the compounds division and the raw materials division of CPL Aromas Ltd. (hereafter – CPL), in consideration for $ 16 million. Data of this company are included in consolidation commencing in the beginning of 2001.
For further details regarding the said purchases, see note 2c and 2d.

3) Definitions:

Subsidiary	- a company controlled or owned by the company to the extent of over 50%, the financial statements of which are consolidated with those of the company.
Interested parties	- as defined in the Israeli Securities (Preparation of Annual Financial Statements) Regulations, 1993.
Goodwill	- the difference between the cost of the investment in the investee company or operations purchased and the company's share in the fair value of the underlying assets, net of the fair value of its underlying liabilities, at time of acquisition is defined as goodwill when representing a positive amount; if this difference represents a negative amount it is defined as negative goodwill.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued)

4) Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

b. Functional currency:

1) Transactions and balances originally denominated in dollars are presented at their original amounts. Balances in non-dollar currencies are translated into dollars using historical and current exchange rates for non-monetary and monetary balances, respectively. For non-dollar transactions reflected in the statements of operations, the exchange rates at transaction dates are used. Depreciation and amortization deriving from non-monetary items are based on historical exchange rates. The resulting currency translation gains or losses are carried to financial income or expenses, as appropriate.

2) The adjusted amounts of non-monetary assets do not necessarily represent realization value or current economic value, but only the original historical values, adjusted to reflect the changes in the exchange rate of the dollar. In these financial statements, the term "cost" signifies cost in adjusted Israeli currency.

3) For purposes of consolidation or inclusion on the equity basis, the amounts (in foreign currency terms) included in the statements of consolidated companies whose financial statements are drawn up in foreign currency other than the dollar (hereafter – "foreign currency") were treated as follows:

Consolidated companies operating independently

Balance sheet items at the end of the year and the results of operations for the year were translated at the exchange rate of the relevant foreign currency as compared to the dollar at the end of the year. Balance sheet items at the beginning of the year and changes in shareholders' equity items during the year were translated at the relevant exchange rate at the beginning of the year or at the date of each change, respectively.

Differences resulting from the above treatment are carried as a separate item under adjusted shareholders' equity ("differences from translation of foreign currency financial statements of consolidated companies").

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued)

Consolidated companies, the activities of which are an integral part of the activities of Frutarom Ltd.

The financial statements of such companies were remeasured in terms of dollars. The remeasurement was effected by way of translation of the amounts (in terms of foreign currency) on the basis of historical exchange rates in relation to the dollar.

Differences resulting from the above treatment are included in the statements of income under financial income or expenses.

c. Principles of consolidation:

1) The consolidated financial statements include the accounts of the company and its over 50% subsidiaries. The companies included in consolidation are listed in the appendix to the financial statements.

2) Intercompany balances and transactions between companies included in consolidation have been eliminated. Profits from intercompany sales, not yet realized outside the group, have also been eliminated.

3) The cost of the assets and liabilities of Flachsmann, which was consolidated for the first time in these financial statements, is based on the fair value attributed to them at date of acquisition, taking into account the creation of deferred taxes, respectively. Non-monetary assets are presented on this basis, after deducting amounts allocated to such assets from the excess of the company's share in the fair value of the identifiable assets, net of the identifiable liabilities, over the acquisition cost ("negative goodwill"). The negative goodwill at the date of acquisition is first utilized to reduce identifiable intangible assets and, subsequently, to reduce the other non-monetary assets (including inventories), in proportion to their fair value. The deferred taxes attributable to these assets are reduced respectively.

4) Goodwill is presented in the consolidated balance sheets under "other assets" and is amortized in equal annual installments at the rate of 5% per annum, commencing in the year of acquisition (see also a2) above).

d. Inventories

Inventories are valued at the lower of cost or market. Cost is determined as follows:

Raw materials and supplies - on moving average basis.

Products in process and finished products - on basis of production costs:

Raw material and supplies component - on moving average basis.

Labour and overhead component - on average basis.

Purchased products - on "first-in, first-out" basis.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued)

The inventory of Flachsmann - a company purchased and consolidated for the first time as of June 2003 - was included at its fair value at that date. The proportionate part of the negative goodwill arising in acquisition and allocated to inventory was deducted from the value of inventory. The amount of negative goodwill allocated to inventories will be carried to income when the inventory is realized.

e. **Property, plant and equipment:**

1) These assets are stated at cost (see also c3) above), net of related investment grant.

2) The assets are depreciated by the straight-line method, on basis of their estimated useful life.

Annual rates of depreciation are as follows:

	%
Buildings	2.7-4
Machinery and equipment	6.6-10
Vehicles and forklifts	15;20
Computers	20-33
Office furniture and equipment	6-20

Leasehold improvements are amortized by the straight-line method over the terms of the lease, which are shorter than the estimated useful life of the improvements.

f. **Other assets**

Knowhow and patent rights are stated at cost and amortized over 10-20 years (mainly 20 years), commencing in the year in which they are first utilized. As to amortization of goodwill - see note c4) above.

g. **Deferred taxes:**

1) Deferred taxes are computed in respect of differences between the amounts presented in these statements and those taken into account for tax purposes. As for the main factors in respect of which deferred taxes have been included, see note 9f.

Deferred tax balances are computed at the tax rate expected to be in effect at time of release to income from the deferred tax accounts. The amount of deferred taxes presented in the income statements reflects changes in the above balances during the year.

2) Taxes, which would apply in the event of disposal of investments in subsidiaries, have not been taken into account in computing the deferred taxes, as it is the company's policy to hold these investments, not to realize them.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

3) The group may incur additional tax liability in the event of intercompany dividend distribution; no account was taken of the additional tax, since it is the group's policy not to cause distribution of dividend which would involve additional tax liability to the group in the foreseeable future.

4) As stated in note 9a1)(b), upon distribution of dividends from tax-exempt income of "approved enterprises", the amount distributed will be subject to tax at the rate that would have been applicable had the company not been exempted from payment thereof. The amount of the related tax is charged as an expense in the income statements.

Since the company does not intend to distribute dividends out of tax exempt income as above, it did not include in its accounts deferred taxes in respect of additional tax liability to which the company would have been subject had it distributed such a dividend.

h. Recognition of income

Revenue from sale of products, net of discounts, is recognized upon shipment of goods to customers outside the group.

i. Concentrations of credit risks - allowance for doubtful accounts

Most of the group's sales are made in Europe and the U.S.A., to a large number of customers; the sales in Israel are to the private market, which consists of a large number of customers. Accordingly, the group's trade balances do not represent a substantial concentration of credit risks at December 31, 2003.

The allowance for doubtful accounts is determined on basis of rates, which change according to the age of the customer's debt.

j. Cash equivalents

The group considers all highly liquid investments, which include short-term bank deposits (up to three months from date of deposit) that are not restricted as to withdrawal or use, to be cash equivalents.

k. Company shares held by subsidiary

These shares, which are purchased through a subsidiary, for the purpose of granting the shares to senior employees as part of a employee stock option plan approved by the company's Board of Directors, are presented as reduction of "shareholders' equity" under "cost of company shares held by subsidiary", at their cost to the subsidiary.
The said plan stipulates the criteria for employees' entitlement for the shares, terms of realization of shares and the exercise price the employees are to pay upon utilization of their entitlement (see also note 8c).
The difference between the cost of the shares at date of purchase and the exercise price the employee is to pay is charged to income over the vesting period.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued)

L. Net income per NIS 1 of par value of shares

Net income per NIS 1 of par value of shares - which is computed in accordance with Opinion No. 55 of the Israeli Institute - has been determined on the basis of the weighted average par value of share capital outstanding during the year (including purchases and sales of company shares held by subsidiary and assuming that the employees will realize their entitlement to those shares, see section k. above).
Par value of shares used in computation of per share data is 43,439,214 for 2003 and 41,041,357 for the years 2002 and 2001.

m. Impairment of assets

In February 2003, Accounting Standard No. 15 of the Israeli Accounting Standards Board - "Impairment of Assets", became effective. This standard requires a periodic review to evaluate the need for a provision for the impairment of the group's non-monetary assets - fixed assets and identifiable intangibles, including goodwill.

Accordingly, commencing 2003, the company assesses - at each balance sheet date - whether any events have occurred or changes in circumstances have taken place, which might indicate that there has been an impairment of one or more of the above assets. When such indicators of impairment are present, the company evaluates whether the carrying value of the asset in the company's accounts can be recovered from the cash flows anticipated from that asset, and, if necessary, records an impairment provision up to the amount needed to adjust the carrying amount to the recoverable amount.

The recoverable value of an asset is determined according to the higher of the net selling price of the asset or its value in use to the company. The value in use is determined according to the present value of anticipated cash flows from the continued use of the asset, including those expected at the time of its future retirement and disposal.

When it is not possible to assess whether an impairment provision is required for a particular asset on its own, the need for such a provision is assessed in relation to the recoverable value of the cash generating unit to which that asset belongs. A cash-generating unit includes goodwill allocated to that unit, and any impairment loss relating to that unit is initially allocated to the goodwill and then to the other assets.

The impairment loss is carried directly to income. Where indicators are present that beneficial events have occurred or beneficial changes in circumstances have taken place, the impairment provision in respect of the asset (other than goodwill) may be cancelled or reduced in the future, so long as the recoverable value of the asset has increased, as a result of changes in the estimates previously employed in determining such value.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued)

n. Recently issued accounting pronouncement

1) In October 2001, the Israel Accounting Standards Board ("the IASB") issued Israel Accounting Standard No. 12 - Discontinuance of Adjusting Financial Statements for Inflation, which provided for the discontinuance of adjusting financial statements for the effects of inflation, as of January 1, 2003. In December 2002, Accounting Standard No. 17 was issued that postponed the date from which Accounting Standard No. 12 is to be applied until January 1, 2004. The inflation-adjusted amounts as of December 31, 2003, as presented in these financial statements, will be the base for the nominal-historical financial reporting in the following periods.

2) Upon implementation of Standard No. 12, Clarifications Nos. 8 and 9 to Opinion 36 of the Institute of Certified Public Accountants in Israel will be canceled and will be replaced with effect from January 1, 2004 by Israel Accounting Standard No. 13 – "Effect of Changes in Foreign Currency Exchange Rates", which was issued at the same time as Standard No. 12. Most of the provisions of Standard No. 13 correspond to the provisions, which appeared in the above-mentioned clarifications.

Operating results from overseas operations will be translated into shekels at the exchange rates existing on the dates of the transactions (or at the average exchange rates for the period, where these approximate the actual exchange rates), and not at the year-end exchange rate (a change which will mainly affect the amounts reported as differences from translation of foreign currency financial statements of subsidiaries and presented among shareholders' equity).

Since the company's statutory financial statements are drawn up in NIS adjusted for the changes in the U.S. dollar (as allowed by section 29(a) of Opinion 36 of the Israeli Institute), and based on the provisions in paragraph 4 to Israeli Accounting Standard No. 13, at this stage, except for the matter mentioned above, it is expected that the implementation of these standards will have no effect on the company's reporting of its operating results, and the company will continue using the U.S. dollar – the primary currency in which the Company conducts its operations – to measure its operations. With effect from January 1, 2004, the financial statements published by the company will be presented in both U.S. dollars and NIS, with the statements being translated into NIS in accordance with the principles to be set by the IASB.

NOTE 2 – INVESTMENTS IN SUBSIDIARIES:

a. **Composed as follows:**

	December 31	
	2003	2002
	U.S. dollars in thousands	
Shares:		
Cost	11,693	11,693
Share in undistributed profits accumulated since acquisition – net	31,106	23,375
Differences from translation of foreign currency financial statements	2,468	390
	45,267	35,458
Less – company shares held by subsidiary	(619)	(663)
	44,648	34,795
Loans and long-term capital notes*	15,750	3,908
	60,398	38,703

* Composed as follows:

	December 31	
	2003	2002
	U.S. dollars in thousands	
Loan linked to the CPI	*2,349	2,360
Capital note - unlinked	**13,401	1,548
	15,750	3,908

* The loan bears no interest and no repayment date has been fixed.

** The capital note issued by the company to Frutarom Ltd. is unlinked and bears no interest. No repayment date has been fixed; however, the company and Frutarom Ltd. do not intend repayment to take place before January 1, 2005.

NOTE 2 – INVESTMENTS IN SUBSIDIARIES (continued):

b. The changes in the investments during 2003 are as follows:

	The company		
	U.S. dollars in thousands		
	Investment, loans and capital notes to Subsidiaries	Company shares held by subsidiary	Total
Balance at beginning of year	39,366	(663)	38,703
Changes during the year:			
Increase in loans granted	11,842		11,842
Share in profits of subsidiaries – net	8,643		8,643
Dividend received – net	(912)		(912)
Purchase of company shares by subsidiary		(174)	(174)
Amortization of deferred compensation related to the plan for allotment of company shares to employees of Subsidiary		218	218
Differences from translation of foreign currency financial statements	2,078		2,078
Balance at end of year	61,017	(619)	60,398

c. Acquisition of the Flachsmann Group in 2003

1) On June 16, 2003, the company completed the acquisition of full control and ownership of Flachsmann, through a consolidated company, in consideration for Swiss Francs 25,500 thousands (subject to certain adjustments as defined in the agreement). In October 2003, the company and the sellers signed an agreement, settling the adjustments it was agreed to perform in the purchase price. Under this agreement, the purchase price will decrease by Swiss Francs 2,432 thousands and will then amount to Swiss Francs 23,068 thousands ($ 17,773 thousands).

Swiss Francs 20,068 thousands out of the said amount were paid in cash and the remainder - Swiss Francs 3 million - is payable in 2 annual installments in June 2004 and June 2005 (as of December 31, 2003, $ 1,217 thousands were included among short-term liabilities and a similar amount was included among long-term liabilities).

Flachsmann is engaged in developing, manufacturing and marketing flavors and extracts for the food industry as well as herbal extracts for the extracts, flavors and pharmaceutical industries and applications for the food industry.

As part of the said acquisition, the company has established a plan for the reorganization of the activities of Flachsmann. This reorganization plan will enable the company to reduce costs, merge the marketing activities and utilize the synergy between the company's and Flachsmann's activities. The plan mainly includes the merger of Flachsmann's activities in Canada and Europe with the company's existing activities, while reducing the

NOTE 2 – INVESTMENTS IN SUBSIDIARIES (continued):

number of Flachsmann's employees and also includes termination of activities of sites held by Flachsmann at a cost of $ 1,902 thousands. The company has included in its accounts a provision in respect of the said costs upon acquisition. Through December 31, 2003, the subsidiary has borne the expenses arising from payment of severance pay to employees, who were dismissed as part of the plan ($ 469 thousands). These costs were charged against the said provisions.
Total cost of the acquisition of Flachsmann – $ 17,912 thousands (translated into Swiss Francs at the exchange rate on the date of acquisition)– including legal fees and other direct fees incidental to the acquisition ($ 139 thousands) - has created for the company negative goodwill at the total amount of $ 7,507 thousands; the negative goodwill is allocated to Flachmann's inventory ($ 1,470 thousands) and fixed assets ($ 6,037 thousands); the said amounts are net of related taxes.
The amount of negative goodwill will be carried to income when the inventory is realized and the fixed assets are depreciated.

2) As a result of the acquisition, the financial statements of Flachsmann were consolidated for the first time, commencing June 30, 2003, with those of the company; the consolidated statement of income includes the results of operations of Flachsmann, commencing in the said date. Set forth below are Flachsmann's data included in the consolidated financial statements for the year 2003:

	U.S.$ in thousands
Balance sheet as of December 31, 2003:	
Cash and cash equivalents	1,309
Current assets, excluding cash and cash equivalents and inventory	5,716
Inventory	6,740
Long-term receivable	2,643
Fixed assets – net	25,139
Current liabilities	(9,388)
Long-term liabilities	(12,745)
	19,414

	For the 6 months period ended December 31 ,2003
	U.S.$ in thousands
Statement of income:	
Sales turnover	18,113
Gross profit	*6,124
Net income	**258

* Including a total of $ 156 thousands in respect of negative goodwill net of positive excess of cost over investment, allocated to inventory upon acquisition of Flachsmann and charged to income in this period.

** Net income includes a loss of $ 1 million accrued in a subsidiary of Flaschsmann; the operations of this company were terminated in the last quarter of 2003 due to the reorganization plan.

NOTE 2 – INVESTMENTS IN SUBSIDIARIES (continued):

d. Acquisition of CPL in 2001

In February 2001, a subsidiary in England completed the purchase of the compounds division and the raw materials division of CPL. Total consideration for the purchase was determined to be adjusted $ 16 million. Cost of purchase was charged to assets and liabilities of the purchased operations, based on their fair value at time of acquisition.

FRUTAROM INDUSTRIES LTD.

NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 3 - FIXED ASSETS:

a. **Composition of assets, grouped by major classifications, and changes therein in 2003 is as follows:**

	Cost					Accumulated depreciation					Depreciated balance	
											December 31	
	Balance at beginning of year	Additions during the year	Retirements during the year	Other changes*	Balance at end of year	Balance at beginning of year	Additions during the year	Retirements during the year	Other changes*	Balance at end of year	2003	2002
	U.S. dollars in thousands					U.S. dollars in thousands					U.S. dollars in thousands	
Consolidated:												
Land and buildings*	13,411	356		19,491	33,258	2,262	328		13	2,603	30,655	11,149
Machinery and equipment	29,551	1,745	43	7,288	38,541	13,750	2,804	32	136	16,658	21,883	15,801
Vehicles and forklifts	1,608	447	291	64	1,828	919	168	159		928	900	689
Furniture and office equipment (including computers)	5,185	425		731	6,341	3,596	942		80	4,618	1,723	1,589
Leasehold improvements	2,819	82		136	3,037	851	201		17	1,069	1,968	1,968
	52,574	3,055	334	27,710	83,005	21,378	4,443	191	246	25,876	57,129	31,196
The item is presented net of investment grants received, (see note 11c)	195				195	122	7			129	66	73
The company:												
Land and buildings	652				652	513				513	139	139
Machinery and equipment	596				596	596				596		
Leasehold improvements	336				336	336				336		
	1,584				1,584	1,445				1,445	139	139

* Arising from fixed assets of a company consolidated for the first time (see also note 2) and differences from translation of foreign currency financial statements of subsidiaries.

NOTE 3- FIXED ASSETS (continued):

b. The group's rights in land are as follows:

1) The company owns land in the Haifa Bay. Frutarom Ltd. also has a leasehold right in land located in the Akko Industrial Zone. The land is leased from the Israel Lands Administration. The capitalized lease fees paid in respect of the said land amount to $ 41 thousands. The leasing period is of 49 years ending in June 2037. Frutarom Ltd. has a right to extend the leasing for an additional 49-year period.

2) In November 2001, Frutarom Ltd. purchased the leasehold rights in respect of land located in the Haifa Bay in the amount of $ 1,324 thousands. The land is leased for various periods ending during the years 2032-2042. Frutarom Ltd. has a right to extend the leasing for an additional 49-year period. The rights in the land have not yet been registered in the name of Frutarom Ltd. in the Land Registry.

3) The land on which the plants of a U.S. subsidiary and an English subsidiary are located is under the ownership of those companies.

4) A subsidiary in China has "Land Use Rights" on land in China. The rights are for a period of 50 years ending in 2046. Capitalized lease fees in respect of the said land amount to $ 276 thousands.

5) In October 2003, Frutarom Ltd. and the Israel Lands Administration entered into an agreement in respect of additional leasing rights in land located in the Sagie 2000 industrial zone. Through December 31, 2003, the company paid an amount of $ 863 in respect of development of the land. Leasehold rights in respect of this land are for a period of 49 months ending January 2053. Frutarom Ltd. has a right to extend the leasing period for additional 49 years.

c. The group expands its Haifa bay plant at a total investment of approximately $ 2.5 million, as part of a plan approved by the Investment Center, in accordance with the Law for Encouragement of Capital Investments, 1959 (see also note 9a). Through December 31, 2003, Frutarom Ltd. invested approximately $ 2.2 million out of the said expansion plan.

In December 2003, the company submitted to the Investment Center a request for the expansion of its plant, at a total investment of $ 2.5 million. The company has not yet received the Investment Centre's approval for the expansion as above.

d. A subsidiary has a plan for the erection of a new plant in the Sagie 2000 industrial zone in the north of Israel, at a total investment of approximately $ 23 million. The Investment Center has approved this plan as part of the expansion of existing group plants, in accordance with the Law for Encouragement of Capital Investments, 1959 (see also note 9a). Implementation of investment is to be partially financed by investment grants at the rate of 24%.

e. As to pledges on assets - see note 11.

NOTE 4 – OTHER ASSETS:

	Original amount		Amortized balance	
	December 31		December 31	
	2003	2002	2003	2002
	U.S. dollars in thousands			
Knowhow and patent rights	10,334	*9,472	8,588	*8,312
Goodwill in subsidiaries	1,707	*1,594	746	*812
	12,041	11,066	9,334	9,124

As to amortization policy, see note 1f.
* Reclassified.

NOTE 5 - LONG-TERM LOANS AND CREDIT FROM BANKS:

a. The long-term loans and credit may be classified by currency of repayment, linkage terms and interest rates, as follows:

	Weighted interest rates as of December 31, 2003	Consolidated	
		December 31	
		2003	2002
		U.S. dollars in thousands	
Revolving credit facilities(1)(2):			
U.S. dollar	1.55%	16,971	17,821
Swiss Francs	2.22%	13,407	
Loans (2):			
U.S. dollar	2.34%	3,266	2,000
Pound sterling	4.19%	8,156	8,622
		41,800	28,443
Less – current maturities		8,100	4,765
		33,700	23,678

(1) Including agreements with banks whereunder the banks will extend Israeli, U.S. and Swiss subsidiaries revolving credit facilities.
As of December 31, 2003, the credit balances of Israeli, U.S. and Swiss subsidiaries are $ 10,688. thousands, $ 6,283 thousands and $ 13,407 thousands, respectively. The unutilized credit balances of Israeli, U.S., U.K., and Swiss subsidiaries are $ 10,000 thousands, $ 3,717 thousands, $ 1,793 thousands, and $ 3,123 thousands, respectively.

(2) Interest paid in respect of those loans and credit is based on Libor with a margin of 0.4% - 1.75% - for dollar denominated loans, 0.44% for pound sterling denominated loans and Libor with a margin of 1.3%-1.75% or Eurobor with a margin of 1.55%-2.26% for Swiss Francs denominated loans.
The rate of Libor as of December 31, 2002 is 1% for dollar denominated loans, 3.75% for pound sterling denominated loans and 0.25% for Swiss Franc denominated loans. The Eurobor rate is 2%.

NOTE 5 - LONG-TERM LOANS AND CREDIT FROM BANKS (continued):

b. The loans and credit (net of current maturities) mature in the following years after the balance sheet dates:

	Consolidated	
	December 31 2003	December 31 2002
	U.S. dollars in thousands	
Second year	6,289	11,909
Third year	10,421	3,395
Fourth year	9,260	8,374
Fifth year and thereafter	7,730	
	33,700	23,678

c. As to pledges to secure the loans and limitations on the company in connection with the loans, see note 11.

NOTE 6 - EMPLOYEE RIGHTS UPON RETIREMENT:

a. Labor laws and agreements in Israel and abroad require companies in the group to pay severance pay and/or pensions to employees dismissed or retiring from their employ in certain other circumstances. This liability is covered mainly by regular deposits with recognized pension and severance pay funds in the employees' names and by purchase of insurance policies. The amounts funded as above are not reflected in the balance sheets since they are not under the control and management of the companies.

Foreign group companies cover their liability for severance pay and/or pensions by regular deposits with recognized pension funds and/or by provisions they make in their books of accounts, in accordance with the laws in their countries of residence.

b. Under the agreement with its employees, the U.S. subsidiary financed a defined benefit plan. As part of the collective agreement signed between the company and the industrial labour union on October 13, 2000, the U.S. subsidiary suspended the said plan and joined as from that date a comprehensive pension plan of the labour union.
The U.S. subsidiary will continue financing its existing liabilities under the suspended pension plan. The amount of liability for employee rights upon retirement and amounts funded as presented in the consolidated accounts, reflect the U.S. subsidiary's liability in respect of the suspended plan.

c. Flachsman has a liability for payment of pension to employees in Switzerland under a defined benefit plan. Flachsmann makes deposits with a pension plan in respect of this liability. The amount of the liability for pension (net) included in the balance sheet reflects the difference between the two following components, computed as follows:

1) The liability for pension payment is computed on the basis of the balance of the liability at date of acquisition of Flachsmann, with the addition of service expenses and interest expenses (computed in accordance with rate of capitalization as of balance sheet date) and net of the amounts paid in the period in respect of pension.

NOTE 6 - EMPLOYEE RIGHTS UPON RETIREMENT (continued):

2) The assets of the pension fund are computed based on the balance of the assets at date of acquisition of Flachsmann, with the addition of the expected yield on the fund's assets and the deposits made with the pension fund in the period, net of the amounts paid in the period in respect of pension.

d. The balance sheet liability for employee rights upon retirement, and the amount funded to finance this liability, are composed as follows:

	December 31	
	2003	2002
	U.S. dollars in thousands	
Liability for employee rights upon retirement	15,751	3,026
L e s s - amount funded	(14,519)	(2,108)
Unfunded balance	1,232	918

The assumptions made for the purpose of measuring the components of the pension plan are as follows:

	U.S.A		Switzerland
	December 31		December 31
	2003	2002	2003
Annual rate of capitalization	6%	6.5%	3.75%
Expected annual yield on assets of pension fund	6.75%	7.5%	4%
Rate of nominal increase			2%

NOTE 7 - COMMITMENTS AND CONTINGENT LIABILITIES:

a. Commitments:

1) Fixed assets and lease agreements:

(a) Frutarom Ltd. is a party to operating lease agreements as follows:

(1) Agreement for lease of land in the Haifa Bay; annual rental in respect of this asset – $ 126 thousands is linked to the exchange rate of the U.S. dollar. The agreement will expire in February 2008.

(2) Agreements for lease of offices, warehouses and laboratories in Israel. Annual lease fees - $ 166 thousands are linked to the exchange rate of the U.S. dollar. The agreements will expire in the years 2004-2006.

(3) Agreement for lease of warehouses from an interested party. Annual lease fees are $ 26 thousands. Lease fees were paid in advance for the entire lease period. The agreement will expire in September 2004.

NOTE 7 - COMMITMENTS AND CONTINGENT LIABILITIES (continued):

(b) A subsidiary in England has entered into an operating lease agreement in respect of one of the sites in which it operates. The agreement will expire in 2013. The annual rental, denominated in pounds sterling amount in 2003 to $ 434 thousands; the rental is updated every five years.

2) Royalty commitments

(a) Frutarom Ltd. and the Ben Gurion University (hereafter – the University) entered into agreement for cooperation in the biotechnology field. Under the agreement, Frutarom Ltd. will produce and market certain products based on unique knowledge developed by the University and will pay the University (for a period of 15 years) royalties at the rate of 1%-3% of the sale of products developed.

(b) Frutarom Ltd. is committed to pay royalties to the Government of Israel on proceeds from sales of products in the research and development of which the Government participates by way of grants. Under the terms of company's funding from the Israeli Government, royalties of 3%-5% are payable on sales of products developed from a project so funded, up to 100% of the amount of the grant received by the company (dollar linked); as from January 1, 1999 - with the addition of an annual interest rate based on Libor.
The maximum royalty amount payable by Frutarom Ltd. at December 31, 2003 is $ 133 thousands.

b. **Contingent liabilities**:

1) Indemnification and insurance for office holders

Company's articles of association allow for insurance and indemnification of office holders as permitted by law. The company established indemnification policy in respect of its office holders and office holders of subsidiaries. The company also resolved to insure office holders in respect of their duties, all subject to the provisions of the law and other limitations.

2) Legal procedures against the company and subsidiaries

(a) In May 1999 a subcontractor has lodged a claim for damages, in the amount of approximately $ 457 thousands against Frutarom Ltd. in respect of work he allegedly performed and in respect of damage allegedly caused to his reputation. Frutarom Ltd. has lodged a counterclaim at the total amount of approximately $ 114 thousands.

(b) In September 2001 Pikanti Meat Industries (1982) Ltd. and Hevrat Nitsolat Hacartel Ltd. (hereafter – the plaintiffs), lodged a claim for damages against Osem Food Industries Ltd. of the Nestle group and 16 other leading companies in the Israeli food industry (including Frutarom Trade and Marketing (1990)). The plaintiffs claim that the defendants have created a cartel to destroy the activity of the plaintiffs; they also claim that at a certain date the defendants ceased to supply them goods. In the opinion of company's management, based on the opinion of its legal advisors, the claim has no factual basis. Total amount claimed was $ 114 million; the amounts claimed from each defendant was not specified. Since the plaintiffs did not pay the court fees, in 2003, the claim was cancelled.

NOTE 7 - COMMITMENTS AND CONTINGENT LIABILITIES (continued):

In January 2004, the plaintiffs lodged a new claim with a similar cause of action against the Frutarom Trade and Marketing (1990) and 28 other companies. The amount claimed was $ 228 million. The plaintiffs attached to the claim an application for remission from payment of court fees. Company's management believes, based on its legal counsel's opinion, that the claim is a vexatious and frivolous claim, has no factual basis, that the facts included therein concerning Frutarom are in themselves, erroneous and that the chances that the application will be allowed and that the claimants will prevail in the claim are remote.

(c) A number of claims and third party notices have been filed against the company. The claims are for bodily injury and economic damages, which the plaintiffs allege resulted from the pollution of the Kishon River, for which – according to the plaintiffs – the company was among those responsible. Company's management believes, based on the opinion of its legal counsel, that the chances that the plaintiffs will prevail in the claims are remote. Company also believes that even if it will be found liable due to the circumstances of the said claim, the potential damage that might arise to the company is immaterial, due to the large number of defendants, the very small quantity of effluents discharged by the company during the years (about 0.01% of total effluents discharged by the other defendants); due to the fact that effluents discharged by the company cannot cause the damages allegedly caused and due to the period during which effluents were discharged by the company compared with the other defendants. Commencing in 2000, the company discontinued discharge of all effluents to the Kishon River.

Set forth below are the claims filed against the company concerning the pollution of the Kishon River:

(1) As part of a claim, the amount of which was not specified, and which was filed by a former serviceman in the Israeli navy and other plaintiffs against Haifa Chemicals Ltd. (hereafter-HCL) for alleged bodily injury caused to the plaintiffs while diving in the Kishon River in the course of their military service, HCL sent the company and other parties third party notices; in these notices, HCL demands that if the Court will find it liable for the damages caused to the plaintiffs, the third parties will bear part of the compensation to be paid to the plaintiffs, since those third parties were among those responsible for the pollution.

(2) As part of a claim, the amount of which was not specified, and which was filed by fishermen who developed cancer and by their relatives against HCL and other parties, for alleged bodily injury, allegedly caused as a result of the pollution of the Kishon River by the defendants, the defendants sent the company and other parties third party notices; in these notices, the defendants demand that if the Court will find them liable for the damages caused to the plaintiffs, the company and the other parties will bear part of the compensation to be paid to the fishermen and/or indemnify the defendants for payment of such compensation. The number of plaintiffs participating in this claim increases from time to time, since other fishermen, who developed cancer continue to join the claim.

NOTE 7 - COMMITMENTS AND CONTINGENT LIABILITIES (continued):

(3) Claims in the total amount of $ 2 million have been lodged against the company and other parties by the owners of passengers and fishing vessels operating in the Haifa Bay and in the Kishon River for damages allegedly caused to the vessels due to discharge of industrial effluents to the Kishon River and for loss of profits due to the said discharge of effluents.

(4) A class action was filed against the HCL and other entities (hereafter - the defendants), under Section 10 to the Law for the Abatement of Environmental Nuisances (Civil Claims), 1992. According to the claim, the defendants have been polluting the Kishon River, in such a manner as to interfere with the activities of the claimants, and that the pollution causes the destruction of natural resources and poses a real danger to public health. The claimants request the Court to order the cessation of the discharge of effluents into the Kishon River and the restoration of the river to its state prior to the discharge of the effluents. Some of the defendants sent the company and other parties third party notices; in those notices the defendants claim that if they will be required to bear the expenses incidental to restoration of the Kishon River to its state prior to the discharge of effluents as above, the company and the other parties will be required to indemnify them in respect of those expenses.

(5) On January 15, 2004, Israel Shipyards Ltd. lodged a claim in the amount of $ 4.8 million against the company and 11 other entities for economic damages allegedly caused as a result of the discharge of effluents to the Kishon River.

(d) Companies, which are members of the Frutarom group, are a party to legal procedures in the ordinary course of business; in the opinion of company's management the said legal procedures do not materially affect the company's financial position. Some of the claims are covered by insurance policies and in respect of the other claims, the company has fully provided in its accounts.

NOTE 8 – SHAREHOLDERS' EQUITY:

a. **Share capital:**

1) Composed of ordinary shares of NIS 1 par value, as follows:

	Number of shares and amount in nominal NIS in thousands	
	December 31	
	2003	2002
Authorized	60,000	60,000
Issued and paid	46,176	41,041

Company registered shares are quoted on the Tel-Aviv Stock Exchange (hereafter – the Stock Exchange) at NIS 19.15 per share, as of December 31, 2003.

3) Ordinary company shares of NIS 1 par value, held by subsidiary and included in the breakdown of shares presented above constitute 1.92% (885,279 shares) and 2.4% (976,389 shares) of the balance of ordinary issued and paid shares of this type as of December 31, 2003 and 2002, respectively.

b. **Capital raise**

In July 2003, the company completed a private placement in which it raised $ 11,632 thousands (net of issuance costs amounting to $ 104 thousands) from institutional investors as against issuance of 5,135,000 ordinary shares of NIS 1 par value, at a price of app. $ 2.3 per share.

c. **Employee stock purchase plan for senior employees of subsidiaries:**

1) In 1996, the company's Board of Directors approved an employee stock option plan (hereafter – the plan), whereunder a subsidiary purchases company shares in the Stock Exchange, for the purpose of granting the shares to senior employees of the group.

The rights to purchase the shares are granted to the employees twice a year. The senior employees have the right to exercise the shares they were granted at the end of the vesting period. The vesting period is spread over 3 annual and equal batches: one year, two years and three years from date of grant.
In any case, an employee's right as above expires 6 years from the date such right was granted.

The exercise price is determined in accordance with the batch in which the shares were purchased. The exercise price for each batch constitutes 33% of the average price paid by the subsidiary upon purchase of company shares.

NOTE 8 – SHAREHOLDERS' EQUITY (continued):

2) Set forth below are data regarding the rights for shares, which have not yet been exercised by company employees as of December 31, 2003:

Year of grant	Number of shares in respect of which the vesting period ended	Number of shares in respect of which the vesting period has not yet ended	Exercise price $
1998	14,850		1.27-1.30
1999	23,352		1.01-1.27
2000	66,288		1.43-1.46
2001	131,055	62,687	1.28-1.33
2002	105,827	234,449	1.49-1.59
2003		219,168	3.31-5.75
	341,372	516,304	0.76-1.31

The difference between the market value of the said shares on the date of the purchase by the subsidiary and their exercise price stipulated by the plan, as known at the time of the grant - approximately $ 521 thousands (net of the portion charged to income), will be charged to income over the vesting period (see also note 1k).
As to shares granted to a manager in the company, see note 14a2).

3) On December 21, 2003, the company's Board of Directors approved an employee stock purchase plan for senior employees. Under this plan, the company will allot to the employees ordinary shares of NIS 1 par value to be registered for trade in the stock exchange.
The shares allotted are to be held by a trustee and they will be granted to employees, in equal batches, at the end of the vesting period; the vesting period is spread as follows: half a year (July 1, 2004), one year (January 1, 2005), two years (January 1, 2006) and three years (January 1, 2007).
If at the end of the vesting periods in respect of each of the batches there will be no employer-employee relations between the company and the employees, the company will purchase the shares from the employees at purchase price (NIS 5).
On January 18, 2004, the company allotted 900,000 shares to senior employees, as part of the said plan.

c. **Dividend and retained earnings**

The amounts of the dividend paid presented in the statement of changes in shareholders' equity are net the share of a subsidiary holding company shares (see also note 1k). The subsidiary's share in the dividend is $ 32 thousands and $ 22 thousands in 2002 and 2003, respectively.

In determining the amount of retained earnings available for distribution as a dividend, the Companies Law stipulates that the cost of the company's shares acquired by a subsidiary (that are presented as a separate item on the statement of changes in shareholders' equity) have to be deducted from the amount of retained earnings presented among company's shareholders equity.

NOTE 9 –TAXES ON INCOME:

a. **Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (hereinafter - the law)**

Under the law, by virtue of the "approved enterprise" status granted to certain enterprises of the company, and by virtue of the "Foreign Investors' Company" status it was granted, the company is entitled to various tax benefits.

The main tax benefits available to the company are:

1) Reduced tax rates

During the 10-year period of benefits, commencing in the first year in which the company earns taxable income from the approved enterprises (provided the maximum period to which it is restricted by law has not elapsed), the following reduced tax rates apply:

a) Corporate tax at the rate of 20% on income from certain approved enterprises owned by foreign investors' companies (this tax rate is determined based on the percentage of foreign shareholding as defined by the law, for each year).

b) Tax exemption on income from certain approved enterprises in respect of which Frutarom Ltd. has elected the "alternative benefits" (involving waiver of investment grants); the length of the exemption period is 2 or 4 years, after which the income from these enterprises is taxable at the rate of 20% for additional 8 or 6 years, respectively.
In the event of distribution of cash dividends out of income, which was tax exempt as above, Frutarom Ltd. would have to pay the 20% tax in respect of the amount distributed, (see also note 1g3)).

The proportion of the taxable income entitled to benefits of reduced tax rates is calculated on the basis of the ratio between the turnover of the "approved enterprise" and the whole turnover of Frutarom Ltd. The turnover applicable to the "approved enterprise" is calculated, as a general rule, by taking the increase resulting from the comparison of the turnover with its "base" turnover, which is prescribed as being the turnover during the last year before the activation of the "approved enterprise", or such other basis as is stipulated in the instrument of approval.

The period of benefits in respect of those of the abovementioned enterprises, which were activated, expires in the years 2005-2011.

The period of benefits in respect of those of the abovementioned enterprises, which have not yet been activated will expire, under the restrictions placed by the law, in 2016 at the latest.

2) Accelerated depreciation

Frutarom Ltd. is entitled to claim accelerated depreciation for five tax years commencing in the first year of operation of each asset, in respect of buildings, machinery and equipment used by the approved enterprise.

NOTE 9 –TAXES ON INCOME (continued):

3) Conditions for entitlement to the benefits

The entitlement to the above benefits is conditional upon fulfilling the conditions stipulated by the law, regulations published thereunder and the instruments of approval for the specific investments in approved enterprises. In the event of failure to comply with these conditions, the benefits may be cancelled and Frutarom Ltd. may be required to refund the amount of the benefits, in whole or in part, with the addition of interest.

b. **Measurement of results for tax purposes under the Income Tax (Inflationary Adjustments) Law, 1985** (hereafter - the inflationary adjustments law)

Under the inflationary adjustments law, results for tax purposes are measured in real terms, having regard to the changes in the CPI. The company and the Israeli subsidiaries are taxed under this law.

c. **The Law for the Encouragement of Industry (Taxation), 1969**

Frutarom Ltd. is an "industrial company" as defined by this law. As such, Frutarom Ltd. is entitled to claim amortization over 8 years of acquired knowhow, as well as depreciation at increased rates for equipment used in industrial activity as stipulated by regulations published under the inflationary adjustments law, and have done so.

d. **Tax rates applicable to income not derived from an approved enterprise**

The income – of Israeli subsidiaries – not eligible for approved enterprise benefits mentioned in a. above is taxed at the regular rate of 36%.

Foreign subsidiaries are taxed on the basis of the tax laws in their countries of residence.

NOTE 9 – TAXES ON INCOME (continued):

e. Deferred taxes:

1) The composition of the deferred taxes, and the changes therein during the year are as follows:

	In respect of balance sheet items						
		Provisions for employee rights					
	Depreciable fixed assets	Severance pay	Vacation and recreation pay	Inventories	Other	In respect of carryforward tax losses	Total
	U.S. dollars in thousands						
Consolidated:							
Balance at January 1, 2002	2,974	(161)	(230)	(356)	(705)		1,522
Changes in 2002:							
Differences from translation of foreign currency financial statements of subsidiaries	3				(3)		
Amounts carried to income	735	(225)	(31)	(465)	595	(32)	577
Balance at December 31, 2002	3,712	(386)	(261)	(821)	(113)	(32)	2,099
Changes in 2003:							
Addition of deferred taxes in respect of a company consolidated for the first time (see note 2c)	1,462			(247)	66		1,281
Differences from translation of foreign currency financial statements of subsidiaries	173			(13)	(10)		150
Amounts carried to income	283	(107)	(80)	329	(408)	32	49
Balance at December 31, 2003	5,630	(493)	(341)	(752)	(465)	-,-	3,579

NOTE 9 – TAXES ON INCOME (continued):

e. **Deferred taxes** (continued):

2) Deferred taxes are presented in the balance sheets as follows:

	December 31	
	2003	**2002**
	U.S. dollars in thousands	
Among current assets	(845)	(1,195)
Among long-term liabilities	4,424	3,294
Balance – liability – net	3,579	2,099

3) The deferred taxes in respect of group activities in Israel are computed at the tax rate of 30%. This rate is an average taking into account the income from Frutarom Ltd.'s approved enterprise.

Deferred taxes of foreign subsidiaries are computed at the tax rate of 24%, 30% and 41%.

f. **Taxes on income included in the income statements:**

As follows:

	Consolidated			**The company**		
	2003	**2002**	**2001**	**2003**	**2002**	**2001**
	U.S. dollars in thousands			**U.S. dollars in thousands**		
For the reported year:						
Current	3,828	2,172	1,590		11	
Deferred, see e. above	49	577	403			
	3,877	2,749	1,993		11	
For previous years	(90)	56	54		9	54
Total	3,787	2,805	2,047		20	54

Current taxes (consolidated) are computed in 2002 at an average tax rate of 30.1%, 25% and 25.4% for the years 2003, 2002 and 2001, respectively; current taxes are computed for the company at an average tax rate of 36%.

NOTE 9 - TAXES ON INCOME (continued):

2) Theoretical tax reconciliation:

Following is a reconciliation of the theoretical tax expense, assuming all income is taxed at the regular tax rates applicable to companies in Israel (see d. above) and the actual tax expense:

	Consolidated			The company		
	2003	2002	2001	2003	2002	2001
	U.S. dollars in thousands			U.S. dollars in thousands		
Income (loss) before taxes on income, as reported in the income statements	12,702	8,680	6,255	272	(28)	(337)
Theoretical tax expense (tax saving) in respect of this income – at 36%	4,573	3,125	2,251	98	(10)	(121)
Less – tax benefits arising from approved enterprise status	(528)	(621)	(436)			
	4,045	2,504	1,815	98	(10)	(121)
Increase (decrease) in taxes resulting from:						
Different taxes applicable to foreign subsidiaries	(305)	110	(4)			
Computation of deferred taxes at a rate which is different from the theoretical rate	140	(73)	(190)			
Increase (decrease) in taxes resulting from permanent differences – the tax effect:						
Additional deductions for tax purposes due to the difference between the basis of measurement of income reported for tax purposes and the basis of measurement of income for financial reporting purposes – net	(38)	174	347	(98)	21	113
Disallowable deductions	44	41	25			
Other	(9)	(7)				8
Taxes on income for the reported year	3,877	2,749	1,993	-,-	11	-,-

NOTE 9 - TAXES ON INCOME (continued):

The said difference results from the discrepancy between the changes in the Israeli CPI (the basis for computation of taxable income of the group, see b. above) and the changes in the exchange rate of Israeli currency relative to the dollar.

g. **Tax assessments**

The company and one of the Israeli subsidiaries have received tax assessments through the year 1999.

Frutarom Ltd. received final tax assessments through the year 1998.

NOTE 10 – LINKAGE OF MONETARY BALANCES:

a. As follows:

	Consolidated					
	December 31, 2003					
	In, or linked to foreign currency					In NIS
	Dollars	Pound sterling	Euro	Swiss Francs	Other currencies	Unlinked
	U.S. $ in thousands					
Assets:						
Current assets:						
Cash and cash equivalents	2,137	1,550		687	568	150
Accounts receivable:						
Trade	9,596	3,971	2,417	2,834	3,119	7,595
Other	407	747	412	578	565	774
Long-term receivable				2,643		
	12,140	6,268	2,829	6,742	4,252	8,519
Liabilities:						
Current liabilities:						
Bank credit (net of current maturities)	202				160	641
Accounts payable:						
Trade	4,687	2,253	1,539	1,548	452	3,876
Other	1,602	1,902	178	5,071	750	7,810
Long-term liabilities - loans and credit from banks (including current maturities)	20,237	8,156		13,407		
Other				1,217		
	26,728	12,311	1,717	21,243	1,362	12,327

NOTE 10 - LINKAGE OF MONETARY BALANCES (continued):

b. Data regarding the exchange rate and the CPI:

	Exchange rate of one U.S. dollar	CPI*
At end of year:		
2003	NIS 4.379	178.6 points
2002	NIS 4.737	182.0 points
2001	NIS 4.416	170.9 points
2000	NIS 4.041	168.53 points
Increase (decrease) during the year:		
2003	(6.3%)	(1.9%)
2002	7.3%	6.5%
2001	9.3%	1.4%

* Based on the index for the month ending on balance sheet date, on the basis of 1993 average = 100.

NOTE 11 - LIABILITIES SECURED BY PLEDGES AND RESTRICTIONS PLACED IN RESPECT OF LIABILITIES:

a. To secure long-term bank loans and credit and short-term bank credit granted to group's companies in Israel, the U.S.A., England and Switzerland, the outstanding balances of which as of December 31, 2003 is $ 12,531 thousands, $ 8,549 thousands $ 8,156 thousands and $ 13,567 thousands, respectively, the subsidiaries have registered floating charges on their assets.

b. The terms of the long-term bank credit received by a subsidiary in U.S. (revolving credit facilities and long-term loans – see note 5a) and in Israel, the outstanding balance of which as of December 31, 2003 are $ 8,549 thousands and $ 10,688 thousands, respectively place certain restrictions most of which are specified below:

1) Loan received by a subsidiary in the U.S.:
   (a) Fixed charge coverage ratio will not be less than 1.
   (b) The restrictions will not be violated due to non-compliance with terms of payment of principal of loans and interest on loans.
   (c) Liens, pledges or charges will not be placed on a material portion of the Company's assets.
   (d) The balance of unutilized credit for two consecutive days will exceed $ 250,000.
2) Loans granted to an Israeli subsidiary – a demand for immediate payment of liabilities to third parties (in amounts exceeding $1-5 million) will not be posed to the Company.

Company's management believes that as of December 31, 2003, the subsidiaries comply with all the restrictions placed by the banks.

c. Frutarom Ltd. has undertaken to meet the terms attached to the receipt of investment grants Under the Law for the Encouragement of Capital Investments, 1959 by Baltimore Spice (Israel) Ltd. – the operations of which were acquired in 1999. In the event of failure to comply with the terms attached to the receipt of the grants, Frutarom Ltd. may be required to refund the amount of the grants, in whole or in part, with interest from the date of receipt.

NOTE 11 - LIABILITIES SECURED BY PLEDGES AND RESTRICTIONS PLACED IN RESPECT OF LIABILITIES (continued):

Frutarom Ltd. has registered floating charges on all its fixed assets and insurance rights related to the assets, in favour of the State of Israel as security for compliance with the terms attaching to the grants.

d. Negative pledge agreement

In 2001, the company and a bank entered into a negative pledge agreement in respect of loans granted to Frutarom Ltd. Pursuant to this agreement, all floating charges registered on company's assets in favour of the said bank were cancelled, while the company has undertaken not to register floating charges on assets in favour of third parties without registering a corresponding pledge in favor of the bank.

NOTE 12 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION:

	Consolidated	
	December 31	
	2003	2002
	U.S. dollars in thousands	
a. Accounts receivable:		
1) Trade:		
Open accounts	26,137	19,233
Interested parties	367	330
	26,504	19,563
Cheques collectible	3,028	1,546
	29,532	21,109
The item includes - allowance for doubtful accounts	2,093	1,168
2) Other:		
Employees	404	160
Interested parties	878	614
Government institutions	1,512	702
Prepaid expenses and advances to suppliers	1,450	645
Short-term deferred taxes	845	1,195
Sundry	741	488
	5,830	3,804
b. Inventories:		
Raw materials and supplies	11,274	10,021
Products in process	1,538	747
Finished products	18,108	10,993
	30,920	21,761
Inventories for commercial operations – purchased products	1,661	945
	32,581	22,706

NOTE 12 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

c. Long-term receivable

Long-term receivable in respect of sale of assets by a subsidiary in Switzerland; the balance is linked to the Swiss Franc and bears annual interest of 7% per year. The debt will be repaid in one installment in 2006.

d. Bank credit:

	Consolidated	
	December 31	
	2003	2002
	U.S. dollars in thousands	
1) Composed as follows:		
Short-term bank credit	1,003	1,114
Current maturities of long-term bank loans	8,100	4,765
	9,103	5,879

2) Classified by currency, linkage terms and interest rates, the short-term credit (excluding current maturities of long-term loans) is as follows:

	Weighted interest rates	Consolidated	
		December 31	
	31.12.03	2003	2002
		U.S. dollars in thousands	
Short-term credit:			
In foreign currency:			
In dollars	Libor+0.7%	202	1,087
Other	5.5%	160	
In NIS – unlinked	Prime +1.5%	641	27
		1,003	1,114

* The rate of Libor and NIS Prime as of December 31, 2003 are 1% and 6.7%, respectively.

NOTE 12 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

e. Accounts payable:

	Consolidated	
	December 31	
	2003	2002
	U.S. dollars in thousands	
1) Trade:		
Open accounts	13,736	10,487
Cheques payable	619	508
	14,355	10,995
2) Other:		
Payroll and related expenses	3,638	2,137
Government institutions	1,044	2,069
Provision for reorganization, see note 2c	1,433	
Liability to former shareholders of Flachsmann, see note 2c	1,217	
Provision for commissions and discounts	1,518	1,018
Provision for income taxes	3,142	868
Provision for warranty	672	
Related company	68	56
Income received in advance	64	83
Customer advances	150	109
Sundry	4,581	2,059
	17,527	8,399

	Consolidated		
	2003	2002	2001
	U.S. dollars in thousands		
f. Sales - net			
Domestic:			
Industrial operations	18,628	17,067	18,162
Commercial operations	6,269	6,170	5,638
	24,897	23,237	23,800
Abroad	118,779	86,061	77,404
	143,676	109,298	101,204
g. Cost of sales:			
Industrial operations:			
Materials consumed	61,011	48,137	46,886
Payroll and related expenses	16,125	11,353	10,670
Depreciation	4,792	3,582	3,099
Other production expenses	8,627	6,627	6,605
	90,555	69,699	67,260
Commercial operations – cost of products sold	5,536	5,226	4,746
	96,091	74,925	72,006
Decrease (increase) in work in process and finished products inventories	1,176	658	(1,714)
	97,267	75,583	70,292

NOTE 12 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

	Consolidated		
	2003	2002	2001
	U.S. dollars in thousands		
h. Selling and marketing expenses:			
Payroll and related expenses	8,898	6,787	6,392
Packaging, transportation and shipping	3,888	2,603	2,325
Commissions and royalties	1,977	972	1,108
Allowance for doubtful accounts	894	198	685
Depreciation	83	76	74
Travel and entertainment	2,131	1,765	1,652
Office rent and maintenance	1,047	786	739
Other	2,095	1,011	388
	21,013	14,198	13,363
i. Administrative and general expenses:			
Payroll and related expenses	5,981	4,818	5,005
Depreciation and amortization	459	364	329
Professional fees	1,006	801	678
Communication, office supplies and maintenance	2,143	1,621	1,728
Insurance for office holders and costs related to Board of Directors	136	102	126
Travel and entertainment	556	485	421
Other	1,412	1,063	481
	11,693	9,254	8,768
j. Financial expenses – net:			
In respect of long-term loans and credit	1,064	1,084	1,533
In respect of erosion of trade receivables and trade payable balances – net	(490)	160	309
In respect of cash and cash equivalents, short-term deposits and loans, short-term credit and other – net	499	335	462
	1,073	1,579	2,304
k. Other expenses (income) – net:			
Capital loss (gain) on sale of fixed assets	1	(68)	
Rental	(54)	(35)	(12)
Loss from write-off of fixed assets		92	200
Previous years' expenses			28
Sundry	(19)	15	6
	(72)	4	222

NOTE 13 – FINANCIAL INSTRUMENTS AND RISK MANAGEMENT:

a. Concentrations of credit risks

Most of the group's cash and cash equivalents and short-term marketable securities at December 31, 2003 and 2002 are deposited with Israeli, U.K. and Swiss banks. The company is of the opinion that the credit risk in respect of these balances is remote.

Most of the group's sales are made in Israel, the U.S., Asia, the Far East, and in Europe, to a large number of customers. Consequently, the exposure to credit risks relating to trade receivables is limited. The company performs ongoing credit evaluations of its customers for the purpose of determining the appropriate allowance for doubtful accounts.

b. Fair value of financial instruments

The fair value of the financial instruments included in working capital of the group is usually identical or close to their carrying value. The fair value of long-term receivables and long-term loans and other long-term liabilities also approximates the carrying value, since they bear interest at rates close to the prevailing market rates.

NOTE 14 - "INTERESTED PARTIES" - TRANSACTIONS AND BALANCES:

a. Transactions with interested parties:

1) Income (expenses):

	Consolidated		
	2003	2002	2001
	U.S. dollars in thousands		
Sales	1,892	1,039	1,963
Purchases	(674)	(844)	(668)
Dividend	(529)	(856)	
Other income (expenses)		184	98
Benefits to interested parties:			
Wages and salaries	(590)	(541)	(488)
Director fees to 8 directors (in the company and in subsidiaries)	(106)	(87)	(103)

2) Shares granted to a manager in the company – interested party

As part of the employee stock purchase plan (see note 8c), a manager in the company was granted rights to purchase shares.

The difference between the market value of the shares which were granted to the manager in the years 2003, 2002 and 2001 and the exercise prices stipulated by the plan, as known at time of the grant - is $ 70 thousands, $ 28 thousands and $ 42 thousands, respectively.

NOTE 14 - "INTERESTED PARTIES" - TRANSACTIONS AND BALANCES (continued):

b. Balances with interested parties:

	December 31	
	2003	2002
	U.S. dollars in thousands	
1) Current receivables – presented in the balance sheets among "other receivables" and "trade" under current assets - balance at balance sheet date	1,245	944
Highest balance during the year	1,245	944
2) Current liabilities (excluding current maturities of long-term liabilities)	68	56

NOTE 15 - BUSINESS AND GEOGRAPHICAL SEGMENTS:

a. Business segment data:

	Flavors division	Fine ingredients division	Trade and Marketing	Eliminations	Consolidated
	2003	2003	2003	2003	2003
Income statement data	U.S. dollars in thousands				
Sales and other operating income – net:					
Unaffiliated customers	70,073	67,125	6,478		143,676
Intersegment		2,401		(2,401)	
Total sales and other operating income	70,073	69,526	6,478	(2,401)	143,676
Segment results - income	9,216	4,831	236		14,283
Unallocated corporate expenses					(508)
Operating profit					13,775
Financial expense					(1,073)
Taxes on income					(3,787)
Net income					8,915
Other data:					
Segment assets	46,035	54,283	2,588		102,906
Unallocated corporate assets					39,235
Consolidated total assets					142,141
Segment liabilities	6,584	9,367	1,076		17,027
Unallocated corporate liabilities					64,531
Consolidated total liabilities					81,558
Cost of purchase of long-term assets	976	1,396			
Depreciation and amortization	1,461	2,070			
Non-cash expenses	*				

* Representing an amount of less than $ 1,000.

NOTE 15 - BUSINESS AND GEOGRAPHICAL SEGMENTS (continued):

a. **Business segment data:**

	Flavors division	Fine ingredients division	Trade and Marketing	Eliminations	Consolidated
	2002	2002	2002	2002	2002
	U.S. dollars in thousands				
Income statement data					
Sales and other operating income – net:					
Unaffiliated customers	46,276	56,851	6,171		109,298
Intersegment		1,727		(1,727)	
Total sales and other operating income	46,276	58,578	6,171	(1,727)	109,298
Segment results - income	6,097	4,014	246		10,357
Unallocated corporate expenses					(98)
Operating profit					10,259
Financial expense					(1,579)
Taxes on income					(2,805)
Net income					5,875
Other data:					
Segment assets	29,892	51,406	1,624		82,922
Unallocated corporate assets					9,067
consolidated total assets					91,989
Segment liabilities	8,460	9,601	1,051		19,112
Unallocated corporate liabilities					34,051
consolidated total liabilities					53,163
Cost of purchase of long-term assets	3,318	667			
Depreciation and amortization	1,146	2,240			
Non-cash income	69				

NOTE 15 - BUSINESS AND GEOGRAPHICAL SEGMENTS (continued):

a. **Business segment data:**

	Flavors division	Fine ingredients division	Trade and Marketing	Eliminations	Consolidated
	2001	2001	2001	2001	2001
Income statement data	U.S. dollars in thousands				
Sales and other operating income – net:					
Unaffiliated customers	39,202	56,360	5,642		101,204
Intersegment		1,252		(1,252)	
Total sales and other operating income	39,202	57,612	5,642	(1,252)	101,204
Segment results - income	4,827	3,856	143		8,826
Unallocated corporate expenses					(267)
Operating profit					8,559
Financial expense					(2,304)
Taxes on income					(2,047)
Net income					4,208

NOTE 15 - BUSINESS AND GEOGRAPHICAL SEGMENTS (continued):

b. Information on business and geographical segments:

1) Business segments

For management purposes, the group is organized on a worldwide basis into three major operating activities: the Flavors division, the Fine Ingredients division, and the Trade and Marketing, which is incorporated as a separate company in Israel.
The extracts-compounds division is engaged in the development, production and marketing of flavor and fragrance extracts, seasonings and seasonings compounds.
Raw materials designed for the production of the said flavor and fragrance compounds and for the development, production and marketing of botanical compounds and natural products used in the flavor and fragrance industries, and in the pharmaceutical, food and health and functional food, natural medicines, nutraceutical and cosmetics industries. The Fine Ingredients division is also engaged in the production and marketing of raw materials used in the field of peptides designed for the pharmaceutical industry (for medicines produced in biotechnological methods).
The Trade and Marketing activity focuses in trade and marketing of raw materials for the food, pharmaceutical, cosmetics and detergent industries, not produced by the group (but which are sold by the group in Israel). The divisions are the basis on which the group reports its primary segment information.

2) Geographical segments

The group's three segments operate in four principal geographical areas of the world: Israel, North America (mainly the U.S.A.), Europe, Asia and the Far East. The production and sale of flavors and raw materials is mainly performed in Israel, the U.S., the U.K. and Switzerland.

Commercial and marketing operations in respect of raw materials for the food industries are carried out mainly in Israel by a subsidiary, which imports products not produced by Frutarom Ltd.

The company also has manufacturing facilities and sales offices in Russia, Turkey and China as well as marketing offices in other countries.

NOTE 15 - BUSINESS AND GEOGRAPHICAL SEGMENTS (continued):

3) Sales by destination

Following are data regarding the distribution of the group's consolidated sales by geographical market, based on customer locations:

	2003	2002	2001
	U.S. dollars in thousands		
Israel	24,897	23,237	23,800
North America	28,896	27,361	28,996
Europe	57,986	38,876	32,920
Asia and the Far East	23,133	12,920	11,283
Other countries	8,764	6,904	4,205
	143,676	109,298	101,204

4) Assets and additions to property, plant, equipment, and intangible assets by geographical area

Following are data reflecting the carrying value of segment assets and additions to property, plant, equipment, and intangible assets by geographical area in which the assets are located:

	Carrying value of segment assets		Additions to, property, plant equipment, and intangible assets	
	December 31		Year ended December 31	
	2003	2002	2003	2002
	U.S. dollars in thousands			
Israel	56,710	61,484	2,320	1,385
North America	15,779	14,427	415	307
Europe	69,087	15,941	428	2,426
Other countries	565	137	3	87
	142,141	91,989	3,166	4,205

5) Segment assets and liabilities

Segment assets include all operating assets used by a segment and consist principally of receivables, inventories and property, plant and equipment, net of allowances and provisions. While most such assets can be directly attributed to individual segments, the carrying value of certain assets used jointly by two or more segments is allocated to the segments on a reasonable basis. Segment liabilities include all operating liabilities and consist principally of trade payables, wages, and taxes currently payable and accrued liabilities (including severance pay).

NOTE 15 - BUSINESS AND GEOGRAPHICAL SEGMENTS (continued):

6) Inter-segment transfers

Segment revenue, segment expenses and segment results include transfers between business segments and between geographical segments. Such transfers are accounted for at competitive market prices charged to unaffiliated customers for similar goods. Those transfers are eliminated in consolidation.

FRUTAROM INDUSTRIES LTD.
NOTES TO FINANCIAL STATEMENTS (continued)

Appendix

List of Investee Companies

Name of company	Country	Percentage of shareholding and control December 31 2003 %	2002 %	Comments
Subsidiaries:				
Frutarom Ltd.	Israel	100	100	
Frutarom Trust Ltd.	Israel	100	100	
Investees of Frutarom Ltd:				
Frutarom Trade and Marketing (1990)	Israel	100	100	
Galilee Essences Ltd.	Israel	100	100	Inactive company
Frutarom (UK) Ltd. (2)	England	100	100	
International Frutarom Corporation (1)	U.S.A	100	100	
Frutarom Russia Ltd.	Russia	100	100	
Frutarom Ukraine Ltd.	Ukraine	100	100	
Frutarom Kazakhstan Ltd.	Kazakhstan	100	100	
Frutarom Flavors (Kunshan) Company	China	100	100	
Turkish Holdings Ltd.	England	100	100	Inactive company (in the process of cancellation from records of the registrar of companies)
Far Aromatic Gida Urunleri Sanayi Ve Ticaret Limited Sirketi Ltd.	Turkey	100	100	
Baltimore (Spice) Israel Ltd.	Israel	100	100	Inactive company (in the process of merger to Frutarom Ltd.)
Frutarom do Brazil	Brazil	100	100	

(1) Holds full ownership in Frutarom U.S.A Inc.

(2) Holds full ownership in Frutarom Switzerland Ltd., which holds full ownership in the following companies:

Frutarom Germany GmbH
Frutarom Nordic Ltd.
Flachsmann Properties Ltd.
Flachsmann Kft.

FRUTAROM INDUSTRIES LTD.

EFFECT OF MATERIAL DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ISRAEL AND IN THE U.S.A.

A. Frutarom Industries Ltd. (hereafter – the company) prepares its consolidated financial statements in accordance with Israeli GAAP. As applicable to the 2003 financial statements (hereafter – the financial statements), Israeli GAAP and U.S. GAAP vary in certain significant respects which affect the results of operations of the company, as described below:

1) Deferred income taxes

Under Israeli GAAP, deferred income taxes are provided for temporary differences between assets and liabilities as measured in the financial statements and for tax purposes. Unlike Israeli GAAP, however, paragraph 9(f) of FAS 109 provides for an exception which prohibits the creation of deferred taxes that arise from differences between the financial reporting and tax bases of assets and liabilities that are translated into dollars using historical exchange rates, and that result from: (i) changes in exchange rates or (ii) indexing for tax purposes. In accordance with Israeli GAAP, no recognition has been given in these financial statements to the effect of applying this exception.

2) Liability for employee rights upon retirement

Under the agreement with its employees, the U.S. subsidiary finances a defined benefit plan (see also note 6 to the financial statements). The amounts of liability for employee rights upon retirement and the amounts funded to finance this liability are presented in accordance with the provisions of Statement of Financial Accounting Standard (SFAS) No. 87 of the FASB in the U.S.

This standard allows for the deferral of certain gains and losses resulting from the annual actuarial valuation of the net pension liability.

Israeli GAAP do not allow for such deferral. Hence, all gains and losses are recognized in the statement of income and loss.

3) Accounting for goodwill and other indefinite life intangibles

Flachsmann acquisition

In June 2003, the Frutarom Group completed a purchase of full ownership in Emil Flachsmann AG (hereafter – Flachsmann) in consideration for U.S. $ 16 million (see note 2c. to the financial statements).

The cost of the assets and liabilities of Flachsmann, which was consolidated for the first time in the 2003 financial statements, is based on the fair value attributed to them at the date of acquisition, taking into account the creation of deferred taxes, respectively. Non-monetary assets are presented on this basis, after deducting amounts allocated to such assets from the excess of the company's share in the fair

value of the identifiable assets, net of the identifiable liabilities, over the acquisition cost ("negative goodwill"). By Israeli GAAP, the negative goodwill at the date of acquisition is first utilized to reduce identifiable intangible assets and subsequently to reduce the other non-monetary assets (including inventories), in proportion to their fair value. The deferred taxes attributable to these assets are reduced respectively.

Under U.S. GAAP, negative goodwill is allocated to long-lived assets, which include both tangible and intangible assets, and does not include inventories. This affects mainly the amounts of negative goodwill allocated to the different assets, and the period of time it is realized, by way of depreciation, amortization, or consumption. Consequently, the company has recognized for U.S. GAAP purposes a definite life intangible (knowhow) of $ 977,000, and an indefinite life intangible – trademark – in the amount of $ 113,000.

Knowhow is amortized in equal annual installments over a period of 20 years, representing its expected useful life. Trademark is not amortized (see also b. below).

CPL acquisition

In February 2001, a U.K. subsidiary purchased the operations of CPL Aromas Ltd. (hereafter – CPL) (see also note 2d) to the financial statements). Excess of cost of investment generated upon acquisition was attributed to knowhow ($ 5,378,000) and to goodwill ($ 850,000).

Under Israeli GAAP, the said goodwill and knowhow are amortized in equal annual installments over a period of 20 years (see also notes 1c4 and 1f) to the financial statements), representing their expected useful life.

For U.S. GAAP purposes, the company adopted FAS 141 and FAS 142 as of January 1, 2002.

In accordance with the provisions of FAS 141 and FAS 142 as from January 1, 2002, indefinite life intangibles (and goodwill) are not to be amortized but are subject to an impairment test that has to be carried out on an annual basis or earlier–if indications for impairment exist. Therefore, for U.S. GAAP purposes, the company reconsidered in 2002 the allocation of cost of the investments in CPL and resolved to reclassify amounts attributed to goodwill ($ 850 thousands). A total of $ 640 thousands was classified to knowhow and to other definite life intangibles (which are amortized over 20 years, as above), and a total of $ 210 thousands was attributed to an indefinite life intangible–trademark, that is not amortized.

In 2003, amounts attributed to the amortization of trademark were reconciled for the purpose of U.S. GAAP presentation.

4) Start-up costs

The company has recorded in its accounts start-up costs incidental to establishment of subsidiary; the costs were recorded under assets. Under U.S. GAAP, start-up costs as above are to be charged directly to company's income.

5) Accounting for results of operations of consolidated companies operating independently

Under Israeli GAAP, operating results of consolidated companies whose operations are considered to be independent of those of the parent company, are translated into dollars at the exchange rate of the relevant foreign currency as compared to the U.S. dollar, at end of year.

For U.S. GAAP purposes, the company implements the provisions of FAS 52, whereunder the operating results from overseas operations that have a different functional currency are translated into dollars at the exchange rates existing on the dates of the transactions (or at the average exchange rates for the period, where these approximate the actual exchange rates). In 2003, this difference affects the amount reported in the 2003 financial statements under shareholders' equity as "differences from translation of foreign currency financial statements of subsidiaries"; the difference in translation affects the "other comprehensive income" reported in accordance with U.S. GAAP.

6) Employee stock purchase plan for senior employees:

Commencing in 1996, a subsidiary has been purchasing shares of Frutarom Industries Ltd.–a company whose shares are quoted on the Israeli Stock Exchange; the said shares are purchased in order to grant them to officeholders in the company. The purchased shares are presented as reduction of "shareholders' equity" at their cost to the subsidiary (see also note 1k and 8c to the financial statements).

Under the said plan, twice a year the employees are granted the right to purchase a certain number of company shares. The exercise of the rights granted to employees is conditional on a three-year vesting period. In each of the years, the employee can exercise his/her rights concerning one third of the shares. The exercise price constitutes 33% of the average price paid by the subsidiary upon purchase of the company shares. (Purchase in the Stock Exchange is made before shares are granted and is spread over a period of 3 to 6 months.)

Under Israeli GAAP, the difference between the market price of the said shares at the date they were purchased and the exercise price determined at the date of grant is carried to income over the period from the date of grant to the date in which the employee will be able to exercise his/her rights to purchase the shares. It should be emphasized that the amount carried to income is the difference between the cash amount expensed by the company to purchase the shares and the exercise price paid to the employee. This amount does not equal the expenses which would have been recorded in accordance with the provisions of APB 25 under U.S. GAAP, since the cost of shares is not similar to the market price at date of grant of rights to purchase the shares.

The company did not compute the said difference; however, company's management is of the opinion that the expenses it would have been required to charge to income had it implemented APB 25 are not materially different from the expenses charged to income in practice.

B. The effect of the material GAAP differences, as described in a. above, on the consolidated financial statements, is as follows:

1) Operating results:

	2003
	U.S. dollars in thousands
Net income, as reported in the financial statements according to Israeli GAAP	8,915
Effect of the treatment of the following items under U.S. GAAP:	
Elimination of trade-mark's amortization	11
Elimination of start up costs' amortization	50
Realization of negative goodwill allocated to Flachsmann's assets and amortization of Flachsmann's knowhow	(1,141)
Minimum pension liability adjustments	(127)
Translation of results of operations with respect to consolidated companies operating independently	(86)
Tax effect of the adjustment in respect of the above differences	251
Deferred taxes	(32)
Net income under U.S. GAAP	7,841

2) Shareholder's equity

	2003
	U.S. dollars in thousands
Shareholders' equity, as reported in the financial statements, according to Israeli GAAP	60,583
Effect of the treatment of the above differences under U.S. GAAP:	
Elimination of trade mark's amortization	32
Amortization of start-up costs	(51)
Realization of negative goodwill allocated to Flachsmann's assets and depreciation of Flachsmann's knowhow	(1,141)
Tax effect of the adjustment in respect of the above differences	222
Deferred taxes	488
Shareholders' equity under U.S. GAAP	60,133

C. Reporting comprehensive income

1) Translation differences – under Israeli GAAP, translation differences are carried as a separate component in the balance sheet under "shareholders' equity" (see also note 1b3) to the financial statements and a5 above), while under U.S. GAAP such differences are included in "other comprehensive income" in accordance with the provisions of FAS 130.

2) Liability for employee rights upon retirement – see a2) as above.

3) The effect of the foregoing GAAP difference on reporting "comprehensive income" is as follows:

Comprehensive income:

	2003
	U.S. dollars in thousands
Net income as reconciled to U.S. GAAP (see b1) above)	7,841
Other comprehensive income:	
Differences from translation of foreign currency financial statements of subsidiaries	2,164
Minimum pension liability adjustments (net of related tax)	74
Total – other comprehensive income	2,238
Comprehensive income	10,079

PERIODIC REPORT FOR 2003

Company name:	Frutarom Industries Ltd.
Company number:	52-004280-5
Address:	25 HaShaish St., Haifa Bay P.O.B. 10067, Haifa Bay 26110
Telephone:	04-846 2401
Fax:	04-872 2517
Balance Sheet date:	December 31, 2003
Date of report:	February 26, 2004
Period of report:	January 1 - December 31, 2003

Regulation 9 - Financial Reports

The Financial Reports, including the auditor's opinion, are attached.

Regulation 10 - Directors Report

The Directors Report on the status of the Company's business is attached.

Regulation 10A - Summary of P & L Reports

A table summarizing the P & L Reports for each of the quarters is attached.

Regulation 10C - Use of Returns on Shares as Related to Intended Use According to the Prospectus

None.

Regulation 11 - List of Investments in Subsidiaries and Other Affiliated Companies as at the Date of the Balance Sheet

Company name	Type of share	No. of shares	Total nominal value	Adjusted cost (NIS 000)	Adjusted balance value (NIS 000)
Frutarom Ltd. #51-013293-9	Ordinary	22,172,645	22,172,645	51,204	198,222
Frutarom Trust Ltd. #51-239737-3	Ordinary	100	100	0.1	0.1

Holding in Subsidiaries

Company name	% of equity	% of voting rights	% of authority to appoint directors
Frutarom Ltd.*	100	100	100
Frutarom Trust Ltd.	100	100	100

* Frutarom Ltd. holds the following companies:

Frutarom Trade & Marketing (1990) Ltd.	100%
Galilee Essences Ltd.(1)	100%
Frutarom (UK) Ltd.**	100%
International Frutarom Corp.(2)	100%
Frutarom Russia Ltd.	100%
Frutarom Flavors (Kunshan) Company	100%
Turkish Holdings Ltd.(3)	100%
Far Aromatik Gida Urunleri Sanayi Ve Ticaret Limited Sirketi	100%
Baltimore Spice Israel Ltd.(4)	100%
Frutarom do Brasil Ltda.	100%
Frutarom Ukraine Ltd.	100%
Frutarom Kazakhstan Ltd.	100%

(1) Inactive company
(2) Sole owner of Frutarom USA Inc.
(3) Inactive company (in process of dissolution)
(4) Inactive company (in process of merger into Frutarom Ltd.)

** Sole owner of Frutarom Switzerland Ltd., which in turn is the sole owner of the following companies:

Frutarom Germany GmbH
Frutarom Nordic Ltd.
Agro Flachsmann Kft.
Flachsmann Properties Ltd. (inactive company)
Flachsmann Canada Ltd. (inactive company)

Regulation 12 - Changes in Investments in Subsidiaries and Affiliated Companies During the Report Period

In November 2003, the Board of Directors of Frutarom Ltd. decided to allocate 3,400,000 ordinary shares par value NIS 1 each as bonus shares in the Company as against the capitalization of NIS 3,400,000 of undistributed surplus balances of Frutarom Ltd. to its share equity. The allocation in question was performed within the framework of the conditions of the investment plan approved by the Investment Center.

Regulation 13 - Income in the Subsidiaries and Affiliated Companies and Income from them in the Company as at the Balance Date

Company name	Profit before tax (NIS 000 adjusted)	Profit after tax (NIS 000 adjusted)	Dividend	Management fees	Interest
Frutarom Ltd.	54,429	37,846	4,090	0	0
Frutarom Trust Ltd.	0	0	0	0	0

Regulation 14

Granting loans is not one of the Company's main business activities.

Regulation 20 - Trade on the Stock Exchange

On July 15, the Company registered 5,135,000 ordinary shares par value NIS 1 each for trade in order to raise capital in the amount of NIS 51,000,000, in a private issue of the Company's shares to institutional bodies.

Regulation 21

Following is a list of the payments made by the Company and obligations to pay, as taken upon itself during 2003, to each of the five highest salaried senior officeholders who served it (in NIS 000):

President & Chief Executive Officer	2,582
Division Manager	987
Division Manager	822
Division Manager	337
Controller	429

Regulation 22 - Wages and Benefits to Interested Parties

During the report period wages and accompanying expenses in the amount of NIS 3,044,000 (adjusted) were paid to interested parties.

Regulation 24 - Shares and Negotiable Shares Held by Interested Parties

Name of share: Frutarom Industries Ltd.
Exchange number: 1081082

Name of interested party	Shares held on February 23, 2004	% of holding in equity, voting rights and directorial appointments	Absolute % of holding
ICC Handels AG	21,827,347	46.37	46.37
ICC Industries Inc.	1,964,761	4.17	4.17
ICC Group (total)	23,792,108	50.54	50.54
John Oram[1]	779,171	1.66	1.66
Ori Yehudai[1]	728,339	1.55	1.55
Bank Leumi	3,961,549	8.42	8.42
Bank HaPoalim	2,356,266	5.01	5.01
Frutarom Trust Ltd.[2]	902,035	1.92	1.92

[1] Interested party by virtue of being a director.
[2] Interested party by virtue of being a subsidiary of the company.

Regulation 24A - Registered and Issued Equity and Convertible Shares

Registered equity: NIS 60,000,000 divided into 60,000,000 shares par value NIS 1 each
Issued equity: NIS 47,076,357 divided into 47,076,357 shares par value NIS 1 each

Regulation 25A - Registered Address

Registered address:	25 HaShaish St., P.O.B. 10067, Haifa Bay 26110, Israel
Email:	info@frutarom.com
Telephone:	+972 4 846 2401
Fax:	+972 4 872 2517

Regulation 26 - Directors on the Report Date

A. Dr. John J. Farber, Chairman of the Board

I.D. number:	111-201-362 (U.S.)
Year of birth:	1925
Address:	435 E. 52 St., New York, N.Y. 10022, U.S.A.
Nationality:	American

Not a member of committees of the board.
Not a representative of the public on the board.
Not employed by the company.
Chairman of the board of the Company; chairman of ICC Industries Inc., the Company's parent company.
Began service as a director in 1996.
Director in other companies: chairman of ICC Industries Inc., the Company's parent company. Serves as director of the Company's subsidiaries and ICC Industries Inc.
Education and main occupation during the past 5 years: Ph.D. in Chemistry; chairman of the Company; chairman of ICC Industries Inc.
Married to Mrs. M. Farber, director of the Company; father of Ms. Sandra Farber, director of the Company.

B. Mrs. Maya Farber

I.D. number:	152-434-380 (U.S.)
Year of birth:	1936
Address:	435 E. 52 St., New York, N.Y. 10022, U.S.A.
Nationality:	American

Not a member of committees of the board.
Not a representative of the public on the board.
Not employed by the Company.
Began service as a director in 1996.
Director in other companies: ICC Industries Inc., the Company's parent company.
Education and main occupation during the past 5 years: Artist.

Married to Dr. J. J. Farber, chairman of the board and controlling interest in ICC; controlling interest in the Company; mother of Ms. Sandra Farber, director of the Company.

C. **Mr. John L. Oram**
I.D. number: 140-036-362 (British)
Year of birth: 1944
Address: POB 533, Bedford Hills, N.Y., U.S.A.
Nationality: British
Chairman of compensation committee.
Not a representative of the public on the board.
Not employed by the Company.
Began service as director in 1996.
Director in other companies: subsidiaries of ICC Industries Inc., the Company's parent company, and Pharmaceutical Formulations Inc.
Education and main occupation during the past 5 years: Accountant and economist; president of ICC Industries Inc.
Not related to another interested party.

D. **Ms. Sandra Farber**
I.D. number: 112-068-414 (U.S.)
Year of birth: 1957
Address: 340 Riverside Drive, #14C, New York, N.Y. 10025, U.S.A.
Nationality: American
Not a member of committees of the board.
Not a representative of the public on the board.
Employed by ICC Industries Inc.
Began service as a director in May 1998.
Director in other companies: ICC Industries Inc., ICC Trading Inc., ICC Chemical Corporation, Primex Plastics Corporation
Education and main occupation during the past 5 years: Lawyer.
Daughter of Dr. John Farber, chairman of the board and Mrs. Maya Farber, Company director.

E. **Mr. Ariel Ginsburg**
I.D. number: 522763 (Israeli)
Year of birth: 1934
Address: 4 Gihon St., Jerusalem 93547
Nationality: Israeli
Chairman of audit committee, member of compensation and executive committees.
Not a representative of the public on the board.
Not employed by the Company.
Began service as a director in 1996.

Director in other companies: Bank Leumi LeIsrael Ltd.; B.G. Negev Technologies Ltd.; Ariel Ginsburg Ltd.; Arith Systems Ltd., Arpel Aluminum Ltd.
Education and main occupation during the past 5 years: High school education; manager of companies.
Not related to another interested party in the Company.

F. **Mr. Gil Leidner**

I.D. number:	50776889 (Israeli)
Year of birth:	1951
Address:	3 Aliya St., Beit Yitzhak
Nationality:	Israeli

Member of audit and executive committees of the board.
Representative of the public on the board.
Not employed by the Company.
Began service as a director in 2001.
Director in other companies: Phoenix Insurance Company Ltd. - chairman of investment committee (profit participatory life insurance), New Koppel Ltd.
Education and main occupation during the past 5 years: LLB, MBA. Vice chairman of Koor Industries Ltd. during the period 1995-2000. President of Goren Capital as of 2001.
Not related to another interested party in the Company.

G. **Mr. Uzi Netanel**

I.D. number:	007599798 (Israeli)
Year of birth:	1936
Address:	26 HaRechesh St., Tel Aviv
Nationality:	Israeli

Member of audit, compensation and executive committees of the board.
Representative of the public on the board.
Not employed by the Company.
Began service as a director in 2001.
Director in other companies: Oil Refineries Ltd., Sinel Industries Ltd., Kefar HaMaccabia Ltd., Phoenix Insurance Company Ltd., Caesarea Vardinon Cooperative Ltd., Tadir-Gan (Precise Instruments) Ltd.
Education and main occupation during the past 5 years: Partial academic education (economy, international relationships); active chairman of Discount Capital Markets until August 2001. Partner in the Fimi Fund since September 2001.
Not related to another interested party in the Company.

H. **Mr. Ori Yehudai**

I.D. number:	052731569 (Israeli)
Year of birth:	1954
Address:	6 Herzl Rosenblum St., Apt. 6305, Tel Aviv

Nationality: Israeli
Chairman of executive committee of the board.
Not a representative of the public on the board.
Began service as a director in 1996.
Serves as president and chief executive office of the Company.
Director in other companies: Subsidiaries of the company.
Education and main occupation during the past 5 years: Academic education; serves as president and C.E.O. of the company. Chairman of the Israel Manufacturers Association - North as of June 2001.
Not related to another interested party in the Company.

Regulation 26A - Senior Officeholders on the Report Date

1. **Ori Yehudai**
   President & C.E.O.
   I.D. number: 052731569 (Israeli)
   Year of birth: 1954
   Serves as director in subsidiaries of the Company.
   Not related to another senior officeholder or interested party in the Company.
   Education and main occupation during the past 5 years: Academic education; president and C.E.O. of the Company.
   Began service as a director in 1997. (Employed by the Company since 1986.)

2. **Yuval Levy**
   Senior Executive Vice President, Manager - Flavors Division
   I.D. number: 55500789 (Israeli)
   Year of birth: 1958
   Serves as a director in subsidiaries of the Company.
   Not related to another senior officeholder or interested party in the Company.
   Education and main occupation during the past 5 years: Academic education; commercial manager of Frutarom Ltd. Since 1999, executive vice president and manager - Compounds Division and since 2002, senior executive vice president and manager - Flavors Division (formerly the Compounds Division).
   Began service as a director in 1999. (Employed by the Company since 1991.)

3. **Alon Granot**
   Executive Vice President & C.F.O.
   I.D. number: 057210247 (Israeli)
   Year of birth: 1961
   Responsible for market risk management as relates to currency translation rates and interest.
   Serves as a director in subsidiaries of the Company.
   Not related to another senior officeholder or interested party in the Company.
   Education and main occupation during the past 5 years: Academic education. Worked at Kulicke & Sofa Ltd. from 1990-2001.
   Began service as a director in 2001.

4. **Yoni Glickman**
   Executive Vice President, Manager - Fine Ingredients Division
   I.D. number: 026071530
   Year of birth: 1960
   Serves as a director in subsidiaries of the Company.
   Not related to another senior officeholder or interested party in the Company.
   Education and main occupation during the past 5 years: Academic education; general manager of Hanita Coatings Ltd.
   Began service as a director in 2003.

5. **Dov Gadot**
   Internal Auditor
   I.D. number: 003830056
   Year of birth: 1942
   Does not serve as a director in subsidiaries of the Company.
   Not related to another senior officeholder or interested party in the Company.
   Education and main occupation during the past 5 years: Accountant; carries out internal auditing for companies.
   Began service as internal auditor in 1996.

6. **Gur Zamir**
   Controller
   I.D. number: 024047904
   Year of birth: 1969
   Does not serve as a director in subsidiaries of the Company.
   Not related to another senior officeholder or interested party in the Company.
   Education and main occupation during the past 5 years: Accountant, MBA.
   Began service in 2001. (Employed by the Company since 1999.)

Regulation 27 - Auditors

Frutarom Industries Ltd.'s auditors are Kesselman & Kesselman, 1 Nathanson St., Haifa 33034.

To the best of the Company's knowledge they are not interested parties and/or related to any senior officeholder or interested party in the Company.

Regulation 28

There were no changes to the Company's Memorandum and Articles of Association during the report period.

Regulation 29 - Recommendations and Decisions of the Board

On April 9, 2003 the board of directors of the Company took a decision to distribute a dividend of NIS 0.1 per share, totaling NIS 4,104,136.

On December 21, 2003, the board of directors of the Company took a decision to allocate 900,000 ordinary shares par value NIS 1 each of the Company to three officeholders in the Company. The shares were allocated to the officeholders on January 18, 2004.

Regulation 29A -Decisions of the Company

The Company did not make any decisions in the matters stated.

Date: February 26, 2004

Frutarom Industries Ltd.

By:______________________
Signatory: Ori Yehudai
Position: President and Chief Executive Office

By: Eyal Shohat
Signatory: Eyal Shohat, Adv.
Position: Legal Advisor and Company Secretary

FRUTAROM INDUSTRIES CONSOLIDATED
P & L BY QUARTERS
USD 000

	Q1/02	%	Q2/02	%	Q3/02	%	Q4/02	%	Q1-Q4/ 2002		Q1/03	%	Q2/03	%	Q3/03	%	Q4/03	%	Q1-Q4/ 2003	
TOTAL SALES	27,070	100%	29,392	100%	27,498	100%	25,338	100%	109,298	100%	28,194	100%	32,283	100%	42,374	100%	40,825	100%	143,676	100%
COST OF SALES	18,459	68.2%	19,968	67.9%	19,124	69.5%	18,032	71.2%	75,583	69.2%	19,231	68.2%	21,452	66.4%	28,943	68.3%	27,641	67.7%	97,267	67.7%
GROSS PROFIT	8,611	31.8%	9,424	32.1%	8,374	30.5%	7,306	28.8%	33,715	30.8%	8,963	31.8%	10,831	33.6%	13,431	31.7%	13,184	32.3%	46,409	32.3%
SELLING, GEN. & ADMIN.																				
Selling and Marketing	3,320	12.3%	3,611	12.3%	3,610	13.1%	3,657	14.4%	14,198	13.0%	3,535	12.5%	4,373	13.5%	5,814	13.7%	7,291	17.9%	21,013	14.6%
General and Administration	2,279	8.4%	2,335	7.9%	2,399	8.7%	2,241	8.8%	9,254	8.5%	2,251	8.0%	2,231	6.9%	3,680	8.7%	3,531	8.6%	11,693	8.1%
Total	5,599	20.7%	5,946	20.2%	6,009	21.9%	5,898	23.3%	23,452	21.5%	5,786	20.5%	6,604	20.5%	9,494	22.4%	10,822	26.5%	32,706	22.8%
OPERATING PROFIT	3,012	11.1%	3,478	11.8%	2,365	8.6%	1,408	5.6%	10,263	9.4%	3,177	11.3%	4,227	13.1%	3,937	9.3%	2,362	5.8%	13,703	9.5%
Finance expenses	378	1.4%	256	0.9%	519	1.9%	426	1.7%	1,579	1.4%	319	1.1%	83	0.3%	284	0.7%	387	0.9%	1,073	0.7%
Other expenses	6	0.0%	-19	-0.1%	-18	-0.1%	35	0.1%	4	0.0%	5	0.0%	-34	-0.1%	-21	0.0%	-22	-0.1%	-72	-0.1%
PROFIT BEFORE TAX	2,628	9.7%	3,241	11.0%	1,864	6.8%	947	3.7%	8,680	7.9%	2,853	10.1%	4,178	12.9%	3,674	8.7%	1,997	4.9%	12,702	8.8%
Taxes on income	870	3.2%	978	3.3%	582	2.1%	375	1.5%	2,805	8.3%	873	3.1%	1,269	3.9%	1,349	3.2%	296	0.7%	3,787	8.2%
NET PROFIT	1,758	6.5%	2,263	7.7%	1,282	4.7%	572	2.3%	5,875	5.4%	1,980	7.0%	2,909	9.0%	2,325	5.5%	1,701	4.2%	8,915	6.2%

BOARD OF DIRECTORS

Dr. John J. Farber	Chairman of the Board of Directors
John L. Oram	Chairman of the Compensation Committee
Maya Farber	
Sandra Farber	
Ariel Ginsburg	Chairman of the Audit Committee, member of the Compensation and the Executive Committees
Gil Leidner	Representative of the Public, member of the Audit and the Executive Committees
Uzi Netanel	Representative of the Public, member of the Audit, Compensation and Executive Committees
Ori Yehudai	President and Chief Executive Officer, Chairman of the Executive Committee


FRUTAROM
FOUNDED 1933

FRUTAROM LTD. (Headquarters)
Tel: +972 4 846 2401
Fax: +972 4 872 2517
Email: info@frutarom.com

FRUTAROM SWITZERLAND
Tel: +41 1 782 64 64
Fax: +41 1 782 64 66
Email: switzerland@frutarom.com

FRUTAROM RUSSIA
Tel: +7 095 258 7683
Fax: +7 095 723 7205
Email: russia@frutarom.com

FRUTAROM NORDIC
Tel: +45 43 52 48 88
Fax: +45 43 71 27 87
Email: nordic@frutarom.com

FRUTAROM GERMANY
Food Division Tel: +49 221 454 3070
Pharma Division Tel: +49 221 454 6230
Food Division Fax: +49 221 454 3079
Pharma Division Fax: +49 221 454 6231
Email: germany@frutarom.com

FRUTAROM USA
Tel: +1 201 861 9500
Fax: +1 201 861 9267
Email: usa@frutarom.com

FRUTAROM TURKEY
Tel: +90 216 466 6090
Fax: +90 216 466 6091
Email: turkey@frutarom.com

FRUTAROM UKRAINE
Tel: +38 044 239 9008
Tel/Fax: +38 044 220 1958
Email: ukraine@frutarom.com

FRUTAROM EUROPE
Tel: +33 3 2089 7020
Fax: +33 3 2089 7400
Email: europe@frutarom.com

FRUTAROM BRAZIL
Tel: +55 11 3816 3883
Fax: +55 11 3816 3887
Email: samerica@frutarom.com

FRUTAROM UK – Fine Ingredients Division
Tel: +44 1642 379 900
Fax: +44 1642 379 901
Email: uk@frutarom.com

FRUTAROM UK – Flavors Division
Tel: +44 1536 532 300
Fax: +44 1536 532 301
Email: uk@frutarom.com

FRUTAROM KAZAKHSTAN
Tel: +7 3272 509379
Tel: +7 3272 506252
Email: kazakhstan@frutarom.com

FRUTAROM CHINA
Tel: +86 512 5748 1537
Fax: +86 512 5748 1561
Email: china@frutarom.com

FRUTAROM HONG KONG
Tel: +852 2432 3351
Fax: +852 2433 6014
Email: hongkong@frutarom.com

FRUTAROM HUNGARY
Tel: +36 76 573 500
Fax: +36 76 573 505

www.frutarom.com